FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number 333-114196

AXTEL, S.A.B. DE C.V.
 (Translation of Registrant’s name into English)

Blvd. Gustavo Diaz Ordaz 3.33 No. L-1
Col. Unidad San Pedro
San Pedro Garza Garcia, N.L.
Mexico, CP  66215
(52)(81) 8114-0000
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

TABLE OF CONTENTS

PART I                 FINANCIAL INFORMATION

Forward Looking Statements		1
Item 1.	Condensed Consolidated Financial Statements (Unaudited)
	Condensed Consolidated Balance Sheets as of September 30, 2007 and December 31, 2006	1
	Condensed Consolidated Statements of Operations for the Three Months Ended September 30, 2007 and 2006 and for the Nine Months Ended September 30, 2007 and 2006	2
	Condensed Consolidated Statements of Changes in Financial Position for the Nine Months Ended September 30, 2007 and 2006	3
	Condensed Consolidated Statement of Changes in Stockholders’ Equity for the Nine Months Ended September 30, 2007	4
	Notes to Condensed Consolidated Financial Statements	5
Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	45
Item 3.	Quantitative and Qualitative Disclosures About Market Risk	60
Item 4.	Controls and Procedures	62
PART II                 OTHER INFORMATION

Item 1.	Legal Proceedings	63
Item 1A.	Risk Factors	63
Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds	63
Item 3.	Defaults upon Senior Securities	63
Item 4.	Submission of Matters to a Vote of Security Holders	63
Item 5.	Other Information	63
Item 6.	Exhibits and Reports	63
Signatures		64

In this report, references to “$,” “$US” or “Dollars” are to United States Dollars and references to “Ps.” or “Pesos” are to Mexican Pesos.  This report contains translations of certain Peso amounts into Dollars at specified rates solely for the convenience of the reader.  These translations should not be construed as representations that the Peso amounts actually represent such Dollar amounts or could be converted into Dollars at the rates indicated or at any other rate.

Unless otherwise indicated, this report contains discussions and financial information that was prepared in accordance with Mexican financial reporting standards, which we refer to as ‘‘Mexican GAAP.’’ These principles differ in significant respects from U.S. generally accepted accounting principles, which we refer to as ‘‘US GAAP,’’ including, but not limited to, the treatment of the capitalization of pre-operating expenses, the capitalization of interest, severance, and deferred income taxes and employees’ profit sharing and in the presentation of cash flow information.

Forward Looking Statements

This report contains certain forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, (the “Securities Act”) and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).  These forward-looking statements reflect our views with respect to our financial performance and future events.  All forward-looking statements contained herein are inherently uncertain.  Actual results could differ materially from those projected in the forward-looking statements as a result of factors discussed herein.  Many of these statements may be identified by the use of forward-looking words such as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated” and “potential,” among others.  Readers are cautioned not to place reliance on these forward-looking statements.  The following factors, as well as other factors described in this report, could cause actual results to differ materially from such forward-looking statements:

•	competition in local services, long distance, data, internet, voice over internet protocol, or VoIP, services and video;

•	ability to attract subscribers;

•	changes and developments in technology, including our ability to upgrade our networks to remain competitive and our ability to anticipate and react to frequent and significant technological changes;

•	our ability to successfully integrate Avantel and Axtel;

•	our ability to manage, implement and monitor billing and operational support systems;

•	an increase in churn, or subscriber cancellations;

•	the control of us retained by certain of our stockholders;

•	changes in capital availability or cost, including interest rate or foreign currency exchange rate fluctuations;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	our need for substantial capital;

-i-

•	the effects of governmental regulation of the Mexican telecommunications industry;

•	declining rates for long distance traffic;

•	fluctuations in labor costs;

•	foreign currency exchange fluctuations relative to the US dollar or the Mexican peso;

•	the general political, economic and competitive conditions in markets and countries where we have operations, including competitive pricing pressures, inflation or deflation and changes in tax rates;

•	significant economic or political developments in Mexico and the United States;

•	the global telecommunications downturn;

•	the timing and occurrence of events which are beyond our control; and

•	other factors described in our recent filings with SEC, including but not limited, our Form 20-F for the year ending on December 31, 2006.

Any forward-looking statements in this document are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the current circumstances.  Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations.  You are therefore cautioned not to place undue reliance on such forward-looking statements.  While we continually review trends and uncertainties affecting our results of operations and financial condition, we do not intend to update any particular forward-looking statements contained in this document.

-ii-

PART I - FINANCIAL INFORMATION

ITEM 1.                      CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Quarterly Condensed Consolidated Financial Statements as of September 30, 2007

(With comparative figures as of December 31, 2006 and September 30, 2006)

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
September 30, 2007 and December 31, 2006
(Thousands pesos of constant purchasing power as of September 30, 2007)

	(Unaudited)
	September 30,	December 31,
Assets	2007	2006

Current assets:
Cash and cash equivalents	$1,329,413	1,203,894
Accounts receivable	1,986,953	1,635,762
Refundable taxes and other accounts receivable	159,517	248,889
Advances to suppliers	71,270	43,207
Inventories	149,101	101,531

Total current assets	3,696,254	3,233,283

Property, systems and equipment, net (note 6)	13,917,014	13,826,985
Long-term accounts receivable	18,686	20,378
Intangible assets (note 7)	1,188,890	1,401,566
Pre-operating expenses, net	122,034	157,208
Deferred income taxes (note 11)	332,542	611,605
Deferred employee’s profit sharing	3,621	27,359
Investment in shares of associated company	14,472	13,916
Other assets (note 8)	294,887	304,590

Total assets	$19,588,400	19,596,890

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$1,813,487	1,890,515
Accrued interest	104,279	16,200
Current maturities of long-term debt (note 9)	185,591	160,770
Taxes payable	131,622	61,689
Derivative financial instruments (note 4)	93,422	67,518
Deferred revenue	509,928	605,373
Other accounts payable (note 10)	346,833	503,572

Total current liabilities	3,185,162	3,305,637

Long-term debt, excluding current maturities (note 9)	7,588,974	8,170,419
Severance, seniority premiums and other post retirement benefits	98,916	84,229
Deferred revenue	217,740	267,054
Other long-term accounts payable	5,810	2,969

Total liabilities	11,096,602	11,830,308

Stockholders’ equity (note 12):
Common stock	8,737,600	8,548,192
Additional paid-in capital	730,595	538,961
Deficit	(1,053,869)	(1,419,093)
Cumulative deferred income tax effect	130,195	130,195
Change in the fair value of derivative instruments	(52,723)	(31,673)

Total stockholders’ equity	8,491,798	7,766,582

Commitments and contingencies (note 13)

Total liabilities and stockholders’ equity	$19,588,400	19,596,890

The accompanying notes are an integral part of the condensed consolidated financial statements.

AXTEL, S. A.B. DE C. V. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations
(Thousands pesos of constant purchasing power as of September 30, 2007)

	Three months ended		Nine months ended
	September 30,		September 30,
	(Unaudited)		(Unaudited)
	2007	2006	2007	2006
Telephone services and related revenue	$3,035,240	1,557,316	9,065,299	4,430,441

Operating costs and expenses:
Cost of sales and services	(1,077,443)	(475,485)	(3,336,498)	(1,347,786)
Selling and administrative expenses	(887,975)	(534,648)	(2,692,871)	(1,504,401)
Depreciation and amortization	(671,063)	(379,418)	(2,062,734)	(1,090,367)

	(2,636,481)	(1,389,551)	(8,092,103)	(3,942,554)

Operating income	398,759	167,765	973,196	487,887

Comprehensive financing result:
Interest expense	(220,486)	(71,737)	(689,571)	(337,358)
Interest income	22,976	15,285	80,644	73,892
Foreign exchange gain (loss), net	9,471	40,220	8,457	(14,940)
Change in the fair value of derivative instruments (note 4)	1,371	(5,943)	23,767	(22,089)
Monetary position gain	130,244	10,002	163,002	18,238

Comprehensive financing result, net	(56,424)	(12,173)	(413,701)	(282,257)

Employee’s profit sharing	(2,495)	-	(4,223)	-
Other (expense) income, net	(21,254)	(2,945)	(13,153)	(18,056)

Other expense, net	(23,749)	(2,945)	(17,376)	(18,056)

Income before income taxes	318,586	152,647	542,119	187,574

Income tax	(14,234)	-	(18,505)	-
Deferred income tax (note 11)	(95,899)	(38,306)	(159,249)	(50,496)

Total income tax	(110,133)	(38,306)	(177,754)	(50,496)

Equity in results of associated company	283	-	859	-

Net income	$208,736	114,341	365,224	137,078
Weighted average common shares outstanding	2,923,117,741	2,840,936,866	2,916,495,106	2,840,936,866

Basic and diluted earnings per share (pesos)	0.07	0.04	0.13	0.05

The accompanying notes are an integral part of the condensed consolidated financial statements.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Condensed Consolidated Statements of Changes in Financial Position
(Thousands pesos of constant purchasing power as of September 30, 2007)

	Nine months ended
	September 30,
	(Unaudited)
	2007	2006
Operating activities:
Net income	$365,224	137,078
Add charges to operations not requiring (providing) resources:
Depreciation	1,738,089	975,082
Amortization	324,645	115,285
Deferred income tax and employee’s profit sharing	159,249	50,496
Equity in results of associated company	(859)	-

Resources provided by the operations	2,586,348	1,277,941

Net investment in from operations	(490,022)	(4,135)

Resources provided by operating activities	2,096,326	1,273,806

Financing activities:
Issuance of common stock	381,042	(9,436)
Decrease in loans, net	(556,624)	(1,016,347)
Restricted cash	-	36,669
Accrued interest	88,079	46,766
Other accounts payable	11,604	10,449

Resources used in financing activities	(75,899)	(931,899)

Investing activities:
Acquisition and construction of property, systems and equipment, net	(1,828,118)	(1,216,357)
Pre-operating expenses	-	(9,155)
Change in other assets	(66,790)	(22,420)

Resources used in investing activities	(1,894,908)	(1,247,932)

Increase (decrease) in cash and cash equivalents	125,519	(906,025)

Cash and cash equivalents at beginning of period	1,203,894	2,011,174

Cash and cash equivalents at end of period	$1,329,413	1,105,149

The accompanying notes are an integral part of the condensed consolidated financial statements.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Condensed Consolidated Statement of Changes in Stockholders’ Equity
Nine months ended September 30, 2007
(Thousands pesos of constant purchasing power as of September 30, 2007)

	Common stock	Additional paid-in capital	Deficit	Cumulative deferred income tax effect	Change in the fair value of derivative instruments	Total stockholders’ equity
Balances as of December 31, 2006	$8,548,192	538,961	(1,419,093)	130,195	(31,673)	7,766,582
Issuance of common stock (note 12(a))	189,408	191,634	—	—	—	381,042
Comprehensive income	—	—	365,224	—	(21,050)	344,174
Balances as of September 30, 2007 (Unaudited)	$8,737,600	730,595	(1,053,869)	130,195	(52,723)	8,491,798

The accompanying notes are an integral part of the condensed consolidated financial statements.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Condensed Consolidated Statement of Changes in Stockholders’ Equity
Nine months ended September 30, 2007
(Thousands pesos of constant purchasing power as of September 30, 2007)

(1)	Basis of presentation

On November 13, 2007, the officers of the Company authorized the issuance of the accompanying consolidated financial statements and related footnotes.

The accompanying consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards (FRS).

As of June 1, 2004, the Mexican Board for Research and Development of Financial Reporting Standards (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera or CINIF) is in charge of issuing financial reporting standards in Mexico.  To accomplish this task, CINIF received from the Mexican Institute of Public Accountants the bulletins of Generally Accepted Accounting Principles and Circulars issued through that date, which have been renamed as Financial Reporting Standards (FRS), and will continue in force until modified, substituted or superseded by a new FRS.  Through December 2006, CINIF had issued eight series A and one series B FRS, effective for fiscal years beginning after December 31, 2005.  Therefore, all prior series A bulletins, as well as bulletins B-1 and B-2, have been superseded.

The accompanying consolidated financial statements have been prepared in accordance with Mexican FRS. Therefore that FRS A-5 requires that income statements distinguish only between incomes, costs and expenses ordinaries and non-ordinaries, the FRS related to Income Statements have not been issued, and is the one that must contain all the detail of classification, by which the income statement of December 31, 2006 is presented in accordance to the dispositions of FRS B-3.

(2)	Organization, description of business and salient events

Axtel, S.A.B. de C.V. and subsidiaries (the "Company" or "AXTEL") is a Mexican corporation engaged in operating and/or exploiting a public telecommunication network to provide voice, sound, data, text, and image conducting services, and local, national, and international long-distance calls. To provide these services and carry out the Company’s activity, a concession is required (see note 13e).  In June 1996, the Company obtained a concession from the Mexican Federal Government to install, operate and exploit public telecommunication networks for an initial period of thirty years.

AXTEL offers different access technologies, including fixed wireless access, point-to-point, point-to-multipoint, a fiber optic radio links and copper technology, which are used depending on the communication needs of the clients.

On February 2, 2007, the Company issued U.S. $275 million unsecured senior notes due February 1, 2017. Interest will be payable semiannually bearing interest at of 7 5/8 % beginning on August 1, 2007. The proceeds of this issuance were used to prepay the bridge financing related to the acquisition of Avantel on December 1, 2006. (see note 9)

On November 27, 2006 the Company entered into an agreement with Banco Nacional de Mexico, S.A. (“Banamex”) and Telecomunicaciones Holding Mx, S. de R.L. de C.V. (“Tel Holding”) to acquire all the infrastructure and shares of Avantel Infraestructura, S. de R.L. de C.V. and Avantel, S. de R.L. de C.V.  Therefore, the results of operations have been included in the Company’s consolidated statement of operations since the date of purchase. As described in note 9, the acquisition was financed through various loans amounting to approximately U.S. $516 million.

With respect to Avantel's acquisition, we are in the process of finalizing asset valuations, including investments, property, systems and equipment, intangible assets and certain liabilities. Given the size of the merger, the fair values set forth above are based on preliminary valuations and are subject to adjustment as additional information is obtained. Such additional information includes, but may not be limited to, valuations of property, plant and equipment, exit from certain contractual arrangements and the expected involuntary termination of employees in connection with our integration activities and rationalization of the combined work force. When finalized, adjustments to the preliminary amounts allocated may result.

On February 22, 2006 the Company redeemed U.S. $87,500,000 aggregate principal amount of its 11% senior notes due 2013, or 35% of the U.S. $250,000,000 original aggregate principal amount of the notes. The redemption was made at a price of 111% of the principal amount of the notes, plus accrued and unpaid interest through the redemption date. The premium paid on this transaction amounted to approximately U.S. $9.6 million, and is included in the statements of operations as part of the comprehensive financing result.  In relation with this transaction, deferred financing costs amounting to $28,017 were amortized.

(3)	Financial statement presentation

The accompanying consolidated financial statements have been prepared in accordance with FRS, which include the recognition of the effects of inflation on the financial information, and are expressed in Mexican pesos of constant purchasing power as of September 30, 2007, based on the National Consumer Price Index (NCPI) published by Banco de Mexico.

The following national consumer price indexes (NCPI) were used to recognize the effects of inflation:

	NCPI	Inflation %
September 30, 2007	452.245	2.21
December 31, 2006	442.468	4.05
September 30, 2006	434.947	2.28

The accompanying financial statements should be read in conjunction with Axtel’s Annual Audited Financial Statements for the year ended December 31, 2006, as certain information and note disclosures normally included in financial statements prepared in accordance with FRS have been condensed or omitted. The Company’s condensed consolidated interim financial statements are unaudited, but in the opinion of management, reflect all necessary adjustments for a fair presentation, which are of a normal recurring nature. Operations results for the nine months ended September 30, 2007 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2007.

When reference is made to pesos or “$”, it means Mexican pesos; when reference is made to dollars or U.S. $, it means currency of the United States of America. Except where otherwise is indicated or specific references are made to “U.S. dollar millions”, the amounts in these notes are stated in thousand of constant Mexican pesos as of the most recent balance sheet date.

The U.S. dollar exchange rates as of September 30, 2007 and December 31, 2006 were $10.92 and $10.88 respectively. As of November 13, 2007, the exchange rate was $10.88.

The consolidated condensed financial statements include the assets, liabilities, equity and results on operations of the subsidiaries listed below. The balances and transactions between companies have been eliminated in the preparation of the consolidated financial statements.

The Company owns, directly or indirectly, 100% of the following subsidiaries:

Subsidiary	Main activity

Instalaciones y Contrataciones, S. A. de C. V. (“Icosa”)	Administrative services
Impulsora e Inmobiliaria Regional, S. A. de C. V. (“Inmobiliaria”)	Property management
Servicios Axtel, S. A. de C. V. (“Servicios Axtel”)	Administrative services
Avantel, S. de R.L. de C.V. (“Avantel”)*	Telecommunications services
Avantel Infraestructura S. de R.L. de C.V. (“Avantel Infraestructura”)*	Telecommunications services
Adequip, S.A.	Fiber optic rings leasing
Avantel Recursos, S.A. de C.V. (“Recursos”)	Administrative services
Avantel Servicios, S.A. de C.V. (“Servicios”)	Administrative services
Telecom. Network, Inc. (“Telecom”)	Telecommunications services

* On June 30, 2005, Avantel Infraestructura and certain subsidiaries as partners, together with Avantel as a representative partner of the Joint Venture, entered into a Joint Venture agreement allowing Avantel to provide services and operate Avantel Infraestructura´s public telecommunications network. Under this agreement, Avantel Infraestructura contributed the concessioned network, and the other associates contributed the customer agreements, as well as support and human resources services.

As a result of the above, Avantel Infraestructura entered into an agreement with Avantel to transfer the concession rights granted by the Secretaria de Comunicaciones y Transportes (“SCT”).

(4)	Derivative instruments and hedging activities

The Company has Cross Currency Swaps (CCS) transactions, denominated “Coupon Swap” agreement to hedge its U.S. dollar foreign exchange exposure resulting from the issuance of the U.S. $250 million senior notes, U.S. $275 million senior notes and a syndicated loan of U.S. $110 million.  The Company does not enter into derivative instruments for any purpose other than hedging activities.  That is, the Company does not speculate using derivative instruments.

By using derivative financial instruments to hedge exposures to changes in currency exchange rates fluctuations, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit counterparty risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it does not possess credit risk. The Company minimizes the credit risk in derivative instruments by entering into transactions with high-quality foreign financial counterparties.

On February 3, 2007, the Company entered into a new derivative IOS (“Interest Only Swap”). The purpose of this agreement was to hedge the debt service from its new U.S. dollar bond issuance. Under this agreement, Axtel will receive semiannual payments calculated based on the aggregate notional amount of U.S. $275 million at an annual rate of 7.625%, and the Company will make monthly payments calculated based on the aggregate of $3,038,750 (nominal value) at annual rate of TIIE minus 2.5 basis points.

On March 22, 2007, the Company entered into three derivative agreements, with the following characteristics:

1.
CCS (Interest Only Swap) with a notional amount of U.S. $87.5 million. In this transaction the Company receives 12.26% of a notional amount of MXN $950.7 million and pays 11% on the notional amount in U.S. dollars.

This operation is due to the repayment done by the company of the original debt in order to not have any ineffectiveness of the original Cash flow hedge operation.  Thus, this operation is registered as trading in the accounting records.

2.
Full CCS to cover foreign exchange risk generated by the syndicated term loan in which the Company will receive payments of 3 month Libor plus 150 basis points over the notional of U.S. $110.2 million and will pay a monthly rate of TIIE 28 days plus 135 basis points over the notional amount of $1,215,508.  This transaction is calculated under the fair value hedge accounting model,

On June 6, 2005, the Company entered into a new MXN-USD CCS derivative. The purpose of this agreement was to hedge the remaining portion of its U.S. dollar foreign exchange exposure resulting from the issuance of U.S. $250 million 11% senior notes. Under this agreement, the Company will receive semiannual payments calculated based on the aggregate notional amount of U.S. $136.25 million at an annual rate of 11%, and the Company will make semiannual payments calculated based on the aggregate of $1,480,356 (nominal value) at an annual rate of 12.26%. This CCS has been accounted under the cash flow hedge accounting model.

On March 29, 2004, the Company entered into a MXN-USD CCS derivative to hedge a portion of its U.S. dollar foreign exchange exposure resulting from the issuance of the U.S. $175 million 11% senior notes, which matures in 2013. Under these CCS transactions, the Company will receive semiannual payments calculated based on an aggregate notional amount of U.S. $113.75 million at an annual U.S. rate of 11%, and the Company will make semiannual payments calculated based on the aggregate of $1,270,019 (nominal value) at an annual rate of 12.30%. This CCS has been accounted under the cash flow hedge accounting model.

On August 1, 2007, the Company entered into a Ps-USD CCS derivative.  The purpose of this hedge is to mitigate the risk involved by having a floating rate on the Pesos portion of the hedge that was closed on March 22, 2007.  The characteristics of this derivative are: the Company will make semiannual payments over Peso notional amount (Ps 3,038 million) at a rate of 8.54% and will receive 7.625% on the notional amount of US $275 million.

Both CCSs that hedge the $250 million senior notes issuance will expire on December 2008. During the life of the contracts, the cash flows originated by the exchange of interest rates under the CCS, replicate those selected contractual cash flow terms in interest payment dates and those conditions of the underlying hedged debt, except that the underlying debt is due in 2013. The Company has been accounting these partial term hedge fixed for fixed CCS under the cash flow hedge accounting model.

As of September 30, 2007, the CCS information is as follows:

Cash flow hedges:

(Amounts in charts are expressed in millions)

	Currencies		Interest Rates
Maturity date	Notional amount	Notional amount (nominal value)	Axtel receives	Axtel pays	Estimated fair value

December 15, 2008	U.S. $ 113.75	$ 1,270	11.00%	12.30%	U.S.$(2.5)
December 15, 2008	U.S. $ 136.25	$ 1,480	11.00%	12.26%	U.S.$(2.2)
February 01, 2012	U.S. $ 275.00	$ 3,039	7.86%	8.54%	U.S. $(4.5)

For the nine-months ended September 30, 2007, the change in the fair value of these CCS is an unrealized loss amount of U.S. $9.2 million. This loss was recognized within the other comprehensive income section of equity, net of deferred taxes. No hedge ineffectiveness on cash flow hedges was recognized during 2007.

Fair value hedges:

(Amounts in charts are expressed in millions)

	Currencies		Interest Rates
Maturity date	Notional amount (USD)	Notional amount (MXN)	Axtel receives	Axtel pays	Estimated fair value

February 29, 2012	U.S. $ 110.23	$1,216	Libor + 1.5	TIIE +1.35	U.S. $(1.0)

The effect of this operation resulted in an unrealized loss amount of U.S. $1.0 million. This loss was recognized in the CFR. As being a Fair value hedge, the Mark-to-market of its hedged item, the syndicated loan, was also registered in the CFR. The mark-to-market of the hedged item as of September 30 resulted in an unrealized gain of U.S. $1.1 million.

Operations classified as trading

	Currencies		Interest Rates
Maturity date	Notional amount (USD)	Notional amount (MXN)	Axtel receives	Axtel pays	Estimated fair value

December 15, 2008	U.S. $ 87.50	$950	12.26%	11.00%	U.S. $1.4

The unrealized gain of U.S. $1.4 million of this operation was registered in the CFR.

The estimated fair values of derivative instruments used for the exchange of interest rates and/or currencies fluctuate over time and will be determined by future interest rates and currency prices. These values should be viewed in relation to the fair values of the underlying transactions and as part of the overall Company’s exposure to fluctuations in interest rates and foreign exchange rates.

The Company has conducted an initiative to identify, analyze and segregate, if applicable, those contractual terms and clauses that implicitly or explicitly embed derivatives characteristics in financial or non-financial agreements. These instruments are commonly known as embedded derivatives and follow the same accounting treatment as of those free-standing contractual derivatives. Based on the above, the Company identified and recognized an amount of approximately $2,698 from embedded derivatives effects as of December 31, 2006 and September 30, 2007 in the accounting records.

(5)	Related parties transactions

The main transactions with related parties, during the nine-months period ended September 30, 2007 and 2006 are:

	(Unaudited)	(Unaudited)
	September 30,	September 30,
	2007	2006

Telecommunications service income	$448,279	-
Interest expense	100,000	-
Commissions and administrative services	18,193	-
Lease expense	17,838	26,582
Installations services expense	5,287	4,511
Technical advisory and services	1,202	-
Other	352	213

During December 2006, Avantel received from Banamex approximately U.S. $40 million as consideration for various service contracts between them. One contract provides technical support services on site during 60 months and the second contract relates to telephony services for three years.

In 2005, the Company entered into a service agreement with Operadora de Parques y Servicios, S.A. de C.V. for marketing and advertising inside a theme park located in Monterrey.

In March and May 2000, the Company entered into a lease agreement with Gemini, S.A. de C.V. for the lease of land and property on which the corporate offices and certain infrastructure are located.

In April 2002, the Company signed a service agreement with Instalaciones y Desconexiones Especializadas, S.A. de C.V. for the installation of customer premise equipment.

The due from and due to balances with related parties as of September 30, 2007 and December 31, 2006 are as follows:

	(Unaudited) September 30,	December 31,
	2007	2006

Due from:
Operadora de Parques y Servicios, S.A. de C.V.	$1,996	4,868

Due to:
GEN Industrial, S.A. de C.V.	$55	-
Instalaciones y Desconexiones Especializadas, S.A. de C.V.	924	-
Neoris de Mexico, S.A. de C.V.	372	-

	$1,351	-

As of September 30, 2007 the Company has debt with Citibank, N.A. and Banamex, S.A. as described in note 9.

(6)	Property, systems and equipment

Property, systems and equipment are as follows:

	(Unaudited)
	September 30,	December 31,
	2007	2006	Useful lives

Land	$163,770	165,690
Building	337,717	350,593	25 years
Computer and electronic equipment	1,619,357	1,519,889	3 years
Transportation equipment	71,822	106,155	4 years
Furniture and fixtures	118,840	118,930	10 years
Network equipment	18,016,662	16,131,544	6 to 28 years
Leasehold improvements	209,543	195,363	5 to 14 years
Construction in progress	1,557,234	1,113,653
Advances to suppliers	24,907	28,075
	22,119,852	19,729,892

Less accumulated depreciation	8,202,838	5,902,907

Property, systems and equipment, net	$13,917,014	13,826,985

(7)	Intangible assets

Intangible assets consist of the following:

	(Unaudited)
	September	December 31,
	2007	2006

Telephone concession rights Axtel	$1,057,109	1,057,109
Telephone concession rights Avantel	235,215	148,177
Customers list	395,120	395,120
Trade name “Avantel”	197,560	197,560

	1,885,004	1,797,966
Less accumulated amortization	696,114	396,400

Intangible assets, net	$1,188,890	1,401,566

Telephone concession rights from Axtel

The Company has been granted the following licenses over the spectrum of frequencies necessary to provide the services:

•
60MHz for Point-to-Multi-Point in the 10.5GHz band to cover each one of the nine regions of the Mexican territory. The acquisition of these twenty-year concessions, with an extension option, represented an investment of $158,529 for the Company.

•
112MHz for Point-to-Point in the 15GHz band and a 100MHz in the 23GHz band with countrywide coverage. The acquisition of these twenty-year concessions, with an extension option, represented an investment of $79,949 for the Company.

•	50MHz in the 3.4GHz. The licenses obtained allow coverage in the nine regions of the country, and the investment was $818,631 for a period of twenty years with an extension option.

Telephone concession rights from Avantel

•
30-year concession granted on September 15, 1995, renewable under the terms of the title, to provide public long-distance telecommunication services both domestic and international and other additional value added services related with long-distance services.

•
20-year concession granted on February 20, 1997 for the use of frequency bands of the radioelectric spectrum to provide mobile paging services, renewable under the terms of the title. In 2003, Avantel paid U.S. $ 3.9 million, and transferred all remaining contractual obligations of subscribers to these services to another carrier.

•	30-year concession granted on April 12, 1999 to provide domestic telecommunication services in Mexico, renewable under the terms of the concession.

Intangible assets from the acquisition of Avantel

From Avantel's Acquisition, the Company recorded certain intangible assets such as, the trade name “Avantel”, customer list and telephone concession rights, whose value was determined by using an independent external expert appraiser in accordance with FRS B-7 and FAS 141.  The trade name and the customer list that will be amortized over three to five years using the sum of the years’ digits method, which we believe best reflects the estimated pattern of the economic benefits of those relationships.   The telephone concession right will be amortized over the remaining term of the concession on a straight-line basis.

For the above-mentioned intangible assets, we will assess whether any indicators of impairment exist that would trigger a test of any of these definite lived intangible assets, including, but not limited to, a significant decrease in the market price of the asset or cash flows, or a significant change in the extent or manner in which the asset is used. We will also evaluate the remaining useful lives of our definite lived intangible assets each reporting period to determine whether events and circumstances warrant a revision to the remaining periods of amortization, which would be addressed prospectively. For example, we review certain trends such as customer churn, average revenue per user, revenue, our future plans regarding the network and changes in marketing strategies, among others.

(8)	Other assets

Other assets consist of the following:

	(Unaudited)
	September	December 31
	2007	2006

Notes issuance costs	$141,584	98,047
Telmex / Telnor infrastructure costs	67,260	67,260
WTC concession rights*	22,139	22,139
Deferred financing costs	40,403	88,485
Guarantee deposits	33,903	44,069
Other	118,505	48,845

	423,794	368,845
Less accumulated amortization	128,907	64,255

Other assets, net	$294,887	304,590

* WTC Refers to a contract that was signed by the Company with the World Trade Center offices in Mexico City, whereby the Company has the right to be the sole telecommunications provider for all the tenants in such building.

(9)	Long-term debt

Long-term debt as of September 30, 2007 and December 31, 2006 consist of the following:

	(Unaudited)
	September 30,	December 31,
	2007	2006
U.S. $ 275,000,000 in aggregate principal amount of 7 5/8 % Senior Unsecured Notes due 2017. Interest is payable semi-annually.	$3,004,182	-

U.S. $162,500,000 in aggregate principal amount of 11% Senior Unsecured Notes due 2013. Interest is payable semi-annually in arrears on June 15, and December 15 of each year.	1,775,199	1,807,233

Premium on Senior Notes issuance	28,155	31,836

Unsecured Bridge Loan with Credit Suisse, Cayman Island Branch, as the administrative agent, for an aggregate amount of U.S. $310.9 million, with an interest rate of LIBOR + 125 basis points, maturing in May 2008.	-	3,458,209

Unsecured Syndicated Loan with Citibank, N.A., as the administrative agent, and Banamex as the peso agent, with a peso tranche in the aggregate amount of $1,042.4 and a U.S. dollar tranche in the aggregate amount of U.S. $110.2. The final maturity date is February 2012, with quarterly principal repayments starting February 2010, with an interest rate for the tranche in pesos of TIIE + 150 basis points, and the tranche in U.S. dollar of LIBOR + 150 basis points.	2,246,495	2,291,256

Change in the fair value of syndicated loan	(11,997)	-

Capacity lease agreement with Teléfonos de Mexico, S.A.B. de C.V. of approximately 800,000 payable monthly and expiring in 2011.	561,801	584,835

Other long-term financing with several credit institutions with interest rates fluctuating between 6.0% and 7.5% for those denominated in dollars and TIIE (Mexican average interbank rate) plus three percentage points for those denominated in pesos.	170,730	157,820

Total long-term debt	7,774,565	8,331,189

Less current maturities	185,591	160,770

Long-term debt, excluding current maturities	$7,588,974	8,170,419

Annual installments of long-term debt are as follows:

Year	(Unaudited) Amount

September 2009	$189,640
September 2010	851,106
September 2011	1,078,550
2012 and thereafter	5,469,678

$7,588,974

As of September 30, 2007 and December 31, 2006 long-term debt principal characteristics are as follows:

On February 2, 2007, the Company issued U.S. $275 million of 10-year unsecured senior notes. This issuance matures on February 1, 2017. The interest will be payable semiannually, bearing interest at of 7 5/8 % beginning on August 1, 2007. The proceeds of this issuance were used to prepay the bridge financing related to the acquisition of Avantel.

On February 23, 2007, the Company entered into an Unsecured Credit Agreement with Citibank, N.A. as the Administrative Agent and Banamex as the Peso Agent, with a peso tranche in the aggregate amount of $1,042,362,416 and a U.S. dollar tranche in the aggregate amount of U.S. $110,225,133. The term loan facility will mature in February 2012, with partial principal repayments payable quarterly beginning on February 2010. The credit agreements bear interest rate at LIBOR + 150 basis points for the tranche in U.S. dollar and TIIE + 150 basis points for the peso tranche. Certain subsidiaries of the Company guarantee this credit agreement.

Some of the Company’s consolidated subsidiaries, Instalaciones y Contrataciones, S.A. de C.V. (“Instalaciones”), Impulsora e Inmobiliaria Regional, S.A. de C.V. (“Impulsora”) and Servicios Axtel, S.A. de C.V. (“Servicios”), are guaranteeing the notes with unconditional guaranties that are unsecured.

On February 22, 2006 the Company redeemed U.S. $87,500,000 aggregate principal amount of its 11% senior notes due 2013, or 35% of the U.S. $250,000,000 original aggregate principal amount of the notes. The redemption was made at a price of 111% of the principal amount of the notes, plus accrued and unpaid interest to the redemption date. The premium paid was U.S. $9.6 million, which was recorded in the statement of operations as part of the comprehensive financing result.

On October 1, 2006, Avantel Infraestructura, S. de R.L. a subsidiary of Axtel S.A.B. de C.V. from December 4, 2006 entered into a capacity lease agreement with Teléfonos de México, S.A.B. de C.V. for purposes of connecting the installations of Avantel and those of Telmex in certain cities by using dedicated links of data for an amount of approximately $800,000. The monthly lease payment for this contract is approximately $15 million. The Company evaluated this lease agreement and determined that the present value of the minimum future payments is substantially equal to the market value of the infrastructure and dedicated equipment. Such market value was determined by an independent expert telecommunications appraiser registered within the COFETEL. The Company recorded the lease as a capital lease according to FRS.

Some of the debt agreements that remain outstanding establish certain covenants, the most significant of which refer to limitations on dividend payments and comprehensive insurance on pledged assets. For the year ended December 31, 2006, and as of September 30, 2007, the Company was in compliance with all of its covenants.

(10)	Other accounts payable

As of September 30, 2007 and December 31, 2006, other accounts payable consist of the following:

	(Unaudited)
	September 30,	December 31,
	2007	2006

Guarantee deposits (note 13(a))	$142,016	144,579
Interest payable (note 13(a))	69,049	57,723
Labor and contractual reserves	15,345	121,118
Other	120,423	180,152

Total other accounts payable	$346,833	503,572

(11)	Income tax (IT), tax on assets (TA), employee statutory profit sharing (ESPS) and tax loss carry-forwards

The parent company and its subsidiaries file their tax returns on a stand-alone basis, and the consolidated financial statements show the aggregate of the amounts determined by each company.

In accordance with the current tax legislation, companies must pay either the IT or TA, whichever is greater. Both taxes recognize the effects of inflation, in a manner different from financial reporting standards.

The TA law establishes a 1.8% tax on assets adjusted for inflation in the case of inventory, property, systems and equipment and deducted from certain liabilities. TA levied in excess of IT for the year can be recovered in the succeeding ten years, updated for inflation, provided that in any of such years IT exceeds TA.

Effective January 1, 2002 a new Income Tax Law had been enacted, which provided for a 1% annual reduction in the income tax rate beginning in 2003, so that the income tax rate would have been 32% in 2005. In December 2004 the Mexican Congress approved changes to the Income Tax Law where the tax rate for 2005 was further reduced to 30%. Also, for years 2006 and 2007 the tax rates will decrease to 29% and 28%, respectively. Consequently, the deferred income taxes were calculated assuming a 28% tax rate for assets and liabilities as of December 31, 2006 and assuming a 29% and 28% as of December 31, 2005, depending upon the expected reversal of temporary differences. The effect of the reduction in the deferred income tax asset calculation for 2006 was $11,875.

For the nine months ended September 30, 2007 and 2006 (unaudited), deferred IT amounted to an expense of $159,249 and $50,496, respectively.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2006 are presented below:

December 31,
2006
Deferred tax assets:
Net operating loss carryforwards	$1,432,142
Accounts receivable	274,116
Accrued liabilities	438,187
Tax on assets	335,559
Premium on bond issuance	12,529
Fair value of derivative instruments	12,317

Total gross deferred tax assets	2,504,850

Less valuation allowance	863,460

Net deferred tax assets	1,641,390

Deferred tax liabilities:
Property, systems and equipment	499,545
Telephone concession rights	228,739
Intangible and other assets	301,501

Total deferred tax liabilities	1,029,785

Deferred tax asset, net	$611,605

In assessing whether the deferred tax assets can be realized, management considers whether it is more likely than not that portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon of future taxable income during periods in which those temporary differences become deductible.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income of approximately $3,413,206 prior to the expiration of the net operating loss carryforwards in various dates as disclosed below.  Unaudited taxable income for the nine-month periods ended September 30, 2007 and 2006 were $1,551,015 and $599,582, respectively.  Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at September 30, 2007. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. As of September 30, 2007 and December 31, 2006, a deferred tax asset valuation allowance was established for tax loss carryforwards from the subsidiaries and TA from the Company and its recently acquired subsidiaries.

According to the IT law, the tax loss of a year, restated by inflation, may be carried to the succeeding ten years.  The tax losses have no effect on ESPS.  As of September 30, 2007, the tax loss carryforwards expired as follows:

Year	Inflation-adjusted tax loss carryforwards	Recoverable TA

2007	$251,931	-
2008	1,206,963	-
2009	456,905	-
2010	363,703	-
2011	144,622	68,962
2012	416,661	49,695
2013	447,787	75,818
2014	91,345	80,999
2015	7,998	30,840
2016	25,291	33,032
2017	-	-

	$3,413,206	339,346

(12)	Stockholders’ equity

The principal characteristics of stockholders’ equity are described below:

(a)	Common stock structure

At September 30, 2007, the Company had 2,923,117,741 shares issued and outstanding.  Company’s shares are divided in two Series: Series A and B; both Series have two type of classes, Class “I” and Class “II”, with no par value.  From the total shares, 32,212,209 shares are Series A and 2,890,905,532 shares are Series B. At September 30, 2007 the Company has only issued Class “I” shares.  As of September 30, 2007, all shares issued are part of the fixed portion.

As of September 30, 2007, the common stock of the Company is $6,625,536 (nominal value), represented by 32,212,209 common shares, with no nominal value, Class “I”, “A” Series, subscribed and paid, and 2,890,905,532 common shares, with no nominal value, Class “I”, “B” Series, subscribed and paid.

In relation to our acquisition of Avantel also included a Series B Shares Subscription Agreement (‘‘Subscription Agreement’’) with Tel Holding, an indirect subsidiary of Citigroup, Inc., for an amount equivalent to up to 10% of Axtel’s common stock. To give effect to the above, we obtained shareholder approval (i) to increase our capital by issuing Series B Shares in a number that was sufficient for Tel Holding to subscribe and pay for Series B Shares (in the form of CPOs) representing up to a 10% equity participation in Axtel and (ii) for the subscription and payment of the Series B Shares that represented the shares subscribed for by Tel Holding and any shares subscribed for by shareholders that elected to subscribe and pay for additional Series B Shares exercising their preferential right granted by the Mexican General Corporation Law.

On December 22, 2006 pursuant to the Subscription Agreement, we received a notice from Tel Holding confirming that it acquired 177,992,248 Series B Shares (represented by 25,427,464 CPOs) from the Mexican Stock Exchange (Bolsa Mexicana de Valores, or ‘‘BMV’’) and confirming its intention to subscribe and pay for 82,151,321 new Series B Shares (represented by 11,735,903 CPOs). The new Series B Shares were subscribed and paid at $31.92 per CPO for, which we refer to herein as the ‘‘Equity Subscription,’’ by Tel Holding through the CPOs Trust on January 4, 2007. Tel Holding may not, subject to certain exceptions, transfer CPOs purchased in the Equity Subscription until January 3, 2008.

(b)	Stockholders’ equity restrictions

Stockholder contributions, restated as provided for in the tax law, totaling $6,876,763 may be refunded to stockholders tax-free.

No dividends may be paid while the Company has a deficit. Some of the debt agreements disclosed in note 9 establish limitations on dividend payment.

(13)	Commitments and contingencies

As of September 30, 2007, there are the following commitments and contingencies:

(a)
On January 24, 2001 a contract was signed with Global Towers Communications Mexico, S. de R.L. de C.V. (formerly known as Spectrasite Communications Mexico, S. de R.L. de C.V.) expiring on January 24, 2004, to provide the Company with services to locate, construct, set up and sell sites within the Mexican territory. As part of the operation, the Company agreed to build 650 sites, subject to approval and acceptance by Global Towers Communications Mexico, S. de R.L. de C.V. (Global Towers) and, in turn, sell or lease them under an operating lease plan.

On January 24, 2001, the Company received U.S.$13 million from Global Towers to secure the acquisition of the 650 sites at U.S.$20,000 per site. These funds are not subject to restriction per the contract for use and destination. However, the contract provides for the payment of interest at a Prime rate in favor of Global Towers on the amount corresponding to the number of sites that as of June 24, 2004 had not been sold or leased in accordance with the terms of the contract. The Company has recognized a liability to cover such interest for $69,049, included within the other accounts payable in the balance sheet as of September 30, 2007.

During 2002, Global Towers filed an Ordinary Mercantile Trial against the Company before the Thirtieth Civil Court of Mexico City, demanding the refund of the guarantee deposit mentioned above, plus interest and trial-related expenses. The Company countersued Global Towers for unilateral rescission of the contract. As of September 30, 2007, the trial is at a stage where evidence is being shown.

(b)
On October 2002, Metronet, S.A. de C.V. ("Metronet") filed an action against the Company in the Fourth Civil Court in Monterrey (Mexico). Metronet claims that the Company wrongfully terminated a letter of intent and is seeking payment for services and direct damages of approximately U.S.$3.8 million, plus other expenses and attorneys' fees. The trial court ruled against the Company in first instance. The Company appealed such judgment before the Appeal Court and on October 22, 2004 ruled in favor of the Company, discharging Axtel of any liability, damages or payment in favor of Metronet.  On November 12, 2004 Metronet requested constitutional review. On May 27, 2005, the Mexican Federal Court resolved the constitutional review requested by Metronet by ordering the State Superior Court of Appeals to review the case and to issue a new resolution. The State Superior Court of Appeals on July 7, 2005 ruled again in favor of the Company, releasing Axtel of any liability and responsibility. On August 5 2005, Metronet requested constitutional review challenging such State Superior Court’s decision. On January 20, 2006, the Mexican Federal Court resolved the constitutional review requested by Metronet by ordering the State Superior Court of Appeals to review the case and to issue a new resolution. On April 18, 2006 the State Superior Court of Appeals issued a new resolution awarding Metronet damages of approximately US$ 5.4 million.  On May 22, 2006 the Company requested constitutional review challenging such State Superior Court’s decision. On March 28, 2007, the Mexican Federal Court resolved the constitutional review requested by AXTEL and Metronet by ordering the State Superior Court of Appeals to review the case and to issue a new resolution. Currently the State Superior Court is reviewing and the resolution is pending, however based on advice from Company’s legal advisors, the Company believes that they will prevail and has not recognized any liability.

(c)
On April 2006, COFETEL issued new general rules for the obligation to implement, on a national level, the system named ‘‘Calling Party Pays’’. Under the new legal framework the interconnection fees for national and international long distance calls will be increased. Axtel and Avantel have challenged such new legal framework in the administrative and judicial courts of Mexico. These proceedings have not yet been resolved, and we cannot determine with reasonable certainty the impact these proceedings would have if they are not resolved in our favor.

(d)
On 2006 and 2007, COFETEL resolved interconnection disputes between Axtel and Avantel, with Telcel, Unefon, Telefonica and Iusacell. In these resolutions COFETEL approved a reduction of the interconnection fees to be paid by the Company for calls terminated in the mobile operators network. Telcel and Axtel challenged these resolutions. These proceedings have not yet been resolved, and we cannot determine with reasonable certainty the impact these proceedings would have if they are not resolved in our favor.

(e)
On December 2005, COFETEL determined the proportion of call attempts that each of the operators with an international port has the right to collect with respect to 1999 through 2004. Avantel challenged this resolution by initiating various administrative procedures. These proceedings have not yet been resolved, and we cannot determine with reasonable certainty the impact these proceedings would have if they are not resolved in our favor.

(f)
The Company is involved in a number of lawsuits and claims arising in the normal course of business. It is expected that the final outcome of these matters will not have significant adverse effects on the Company’s financial position and results of operations.

(g)
In compliance with commitments made in the acquisition of concession rights, the Company has granted surety bonds to the Federal Treasury and to the Ministry of Communication and Transportation of $1,214 and to other service providers amounting $300,546.

(h)
The concessions granted by the Ministry of Communications and Transportation (SCT), mentioned in note 2, establish certain obligations of the Company, including, but not limited to: (i) filing annual reports with the SCT, including identifying main shareholders of the Company, (ii) reporting any increase in common stock, (iii) providing continuous services with certain technical specifications, (iv) filing monthly reports about disruptions, (v) filing the services’ tariff, and (vi) providing a bond.

(i)
On November 28, 2002, Global Link Telecom Corporation (“Global Link”) requested from the Company a payment of U.S. $1 million due to the fact that Global Link filed voluntary petition for reorganization under Chapter 11 of the USA Bankruptcy Code. This amount relates to payments made by Global Telecommunications Solutions de Mexico, S. de R.L. de C.V. (“GTSM”) 90 days before the Global Link reorganization period began. In October 2003, the bankruptcy committee in charge of this case increased the requested amount to U.S.$3 millions. Legal advisors of Avantel Infraestructura initiated the defense of the Company arguing that Global Link has never had any relationship with Avantel Infraestructura. This procedure was ended on July 12, 2007. A settlement agreement was entered by the Company and the counterparty, by which Avantel Infraestrutura will pay U.S.$375,000, through a first installment of U.S.$50,000, which was made on July 17, 2007; and five subsequent monthly installments of U.S.$65,000.

(j)
In September and November 2005, Avantel Infraestructura filed before the Federal Court of Tax and Administrative Justice a lawsuit claiming the lack of answer to a petition previously filed by Avantel Infraestructura requesting confirmation of a criterion. This petition was based on the fact that Avantel is not obligated to pay for some governmental services established under article 232, clause I, of the Federal Rights Law, with respect to the use of exclusive economic geographic zone in Mexico related to certain landing points in “Playa Niño”, region 86, Benito Juarez Itancah Tulum, Carrillo Puerto, Quintana Roo. The file was turned for study and resolution to the 5th Metropolitan Regional Court of the Federal Court of Tax and Administrative Justice, which is still pending admission.

(k)
The Company leases some equipment and facilities under operating leases.  Some of these leases have renewal clauses.  Lease expense for the nine-month periods ended September 30, 2007 and September 30, 2006 was $350,887 and $283,343, respectively.

The annual payments under the committed leases as of September 30, 2007 are approximately as follows:

	Contracts in:
	Pesos (thousands)	U.S. Dollars (thousands)

September 2008	$144,627	11,198
September 2009	130,851	9,369
September 2010	102,252	8,425
September 2011	76,025	4,544
September 2012	60,294	1,935
Thereafter	287,303	5,856
	$801,352	41,327

(l)	As of September 30, 2007, the Company has placed purchase orders, which are pending delivery from suppliers for approximately $1,107,437.

(m)
In connection to one of the contracts that Avantel signed with Telmex on October 2006, Avantel should issue a letter of credit in case of change of control in Avantel, situation that occurred during the month of November, at the moment that Axtel acquired the shares from Tel Holding and Banamex. The principal amount of this letter of credit is U.S.$65 million. Axtel is a guarantor of this instrument with Banamex, which issued the letter of credit.

(14)	Subsequent event

On October 1, 2007, the final provisions of Mexico's 2008 tax reforms were published and enacted  in the Daily Official Gazatte (Diario Oficial). The law's provisions are generally effective beginning on January 1, 2008, the most significant of which is the replacement of the existing asset-based tax for the establishment of a new minimum flat tax (the IETU), and some amendments to the regular income tax.

Mexico's flat tax will supplement its regular income tax. Taxpayers will calculate a tentative flat tax at 17.5 percent of a cash-basis net income that includes only certain receipts and expenditures (although transitional rates of 16.5 percent and 17.0 percent will apply in 2008 and 2009, respectively). If the tentative flat tax is a positive amount, the enterprise will reduce the tentative flat tax by the income tax calculated under the current income tax system and by flat tax credits. This net amount, if positive, is classified as a flat tax and paid as a supplement to the regular income tax liability. However, if the tentative flat is positive but less than the regular income tax plus the flat tax credits, no flat tax is due.

If the tax base that is subject to the flat tax is negative (which will occur when deductible expenditures exceeds taxable receipts), the amount of excess expenditures multiplied by the flat tax rate will result in a credit for the flat tax net operating losses (the "credit for flat tax NOLs") that can be used to reduce or eliminate the regular income tax in the current year and/or reduce the tentative flat tax in the subsequent 10 years (a longer carryforward period applies to some enterprises). However, it is important to note that the credit for flat tax NOLs cannot be used to reduce the regular income tax in the carryforward period.

Management of the Company is assessing the impact of the changes described above in their financial statement for current and deferred income tax assets and liabilities recorder in balance sheet at the period year-end.

(15)	Differences between Mexican and United States accounting principles

The consolidated financial statements of the Company are prepared according to Financial Reporting Standards in Mexico (Mexican GAAP), which differ in certain significant respects from those, applicable in the United States of America (U.S. GAAP).

The consolidated financial statements under Mexican GAAP include the effects of inflation provided for by NIF B-10, whereas the financial statements prepared under U.S. GAAP are presented on a historical cost basis. The following reconciliation does not eliminate the inflation adjustments for Mexican GAAP, since they represent an integral measurement of the effects of the changes in the price levels in the Mexican economy and, as such, are considered a more meaningful presentation than the financial reports based on historic costs for book purposes for Mexico and the United States of America.

The main differences between Mexican GAAP and U.S. GAAP and their effect on consolidated net income for the three-month and the nine-month periods ended September 30, 2007 and 2006, and on stockholders’ equity as of September 30, 2007 and December 31, 2006 are presented below, with an explanation of the adjustments.

	(Unaudited)		(Unaudited)
	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006

Net income reported under Mexican GAAP	$208,736	114,341	365,224	137,078

Approximated U.S. GAAP adjustments
1. Deferred income taxes (see 15a)	33,168	(1,720)	54,397	(1,341)
2. Amortization of start-up costs (see 15c)	11,807	11,587	35,191	34,412
3. Start-up costs of the period (see 15c)	-	(698)	(16)	(9,155)
4. Revenue recognition (see 15b)	7,138	(5,301)	(7,651)	(25,287)
5. Allowance for post retirement benefits (see 15d)	595	195	756	381
6. Depreciation and amortization	(33,437)	-	(100,311)	-
7. Capitalized interest (see 15e)	(9,115)	(302)	(26,799)	(589)
Total approximate U.S. GAAP adjustments	10,156	3,761	(44,433)	(1,579)
Approximate net income under U.S. GAAP	$218,892	118,102	320,791	135,499

	(Unaudited) September 30, 2007	December 31, 2006
Total stockholders’ equity reported under Mexican GAAP	$8,491,798	$7,766,582

U.S. GAAP adjustments
1. Deferred income taxes (see 15a)	146,953	92,556
2. Start-up costs (see 15c)	(122,034)	(157,208)
3. Revenue recognition (see 15b)	(162,938)	(155,287)
4. Allowance for post retirement benefits (see 15d)	(34,229)	(34,985)
5. Capitalized interest (see 15e)	(1,956)	16,921
6. SAB 108 adjustment (see 15f)	-	108,234
Total approximate U.S. GAAP adjustments	(174,204)	(129,769)
Total stockholders’ equity under U.S. GAAP	$8,317,594	$7,636,813

The term “SFAS” as used in this document refers to Statement of Financial Accounting Standards.

a)	Deferred income taxes (IT) and employee’s statutory profit sharing (“ESPS”)

For Mexican GAAP Deferred IT are accounted for under the asset and liability method. All of the Company’s pretax income and reported income tax expense is derived from domestic operations.

For Mexican GAAP Deferred ESPS is recognized only for timing differences arising from the reconciliation of book income to income for ESPS purposes, which can be reasonably presumed to result in a future liability or benefit, with indication that the liabilities or benefits will materialize.

For U.S. GAAP purposes, the Company accounts for IT and ESPS under SFAS 109 “Accounting for Income Taxes,” which uses the asset and liability method to account for deferred tax assets and liabilities.  Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences of “temporary differences,” by applying the enacted statutory tax rates applicable to future years to the differences between the book amounts of the financial statements and the tax bases of existing assets and liabilities and the tax loss carryforwards.  The amount of deferred income taxes charged or credited to the operations in each period, for U.S. GAAP purposes, is based on the difference between the beginning and ending balances of the deferred tax assets and liabilities for each period, expressed in nominal pesos.  The deferred tax effect of a change in the tax rate is recognized in the results of operations of the period in which the change is enacted.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities as of December 31, 2006 for U.S. GAAP are presented below:

December 31,
2006

Deferred tax assets:
Net operating loss carryforwards	$1,432,142
Allowance for doubtful accounts	274,116
Deferred revenues	43,480
Accrued liabilities	443,274
Fair value of derivative instruments	12,529
Premium on bond issuance	12,317
Tax on assets	335,559

Total gross deferred tax assets	2,553,417

Less valuation allowance	1,721,360

Net deferred tax assets	832,057

Deferred tax liabilities:
Property, systems and equipment	784,509
Telephone concession rights	228,739
Other assets	280,816

Total deferred tax liabilities	1,294,064

Net deferred tax liabilities under U.S. GAAP	(462,007)
Effects from Avantel acquisition	981,055
Less net deferred tax assets recognized under Mexican GAAP	611,604

U.S. GAAP adjustment to stockholders’ equity	$92,556

Under US GAAP and as of December 31, 2006, a deferred tax asset and a long-term deferred tax liability has been recorded amounting to $237,782 and $(699,790), respectively.

In assessing whether the deferred tax assets can be realized, management considers whether it is more likely than not that portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon of future taxable income during periods in which those temporary differences become deductible.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.    Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances as of December 31, 2006.  The amount of the deferred tax asset considered realizable, could change if estimates of future taxable income during the carryforward period are changed. For US GAAP, as of December 31, 2006, a valuation allowance was established for the net operating and TA tax loss carryforwards of Avantel Infraestructura and Avantel A&P as such loss carryforwards must be realized on a separate company basis by such subsidiaries. Both subsidiaries have experienced net losses in the past 3 years.

We adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48, on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The cumulative effect of adopting FIN 48 generally is recorded directly to retained earnings. However, to the extent the adoption of FIN 48 resulted in a revaluation of uncertain tax positions acquired in purchase business combinations, the cumulative effect is recorded as an adjustment to the goodwill remaining from the corresponding purchase business combination. As a result of our adoption of FIN 48, no provision was considered necessary.

It is our accounting policy to recognize interest related to unrecognized tax benefits in interest expense or interest income.  We will recognize penalties as additional income tax expense. As of January 1, 2007, no accrual for interest and penalties were recorded because we do not have uncertain tax positions.  We file income tax returns in Mexico.  The Mexican Internal Revenue Service (MIRS), is currently examining our 2001 income tax return.  They have effectively completed the examination of our tax returns related to years prior to 2001 and no penalties were imposed.  Based on our current knowledge from the aforementioned examination, we do not anticipate any adjustment that would result in a material change to our financial position.  Based upon the Mexican Income Tax Law, the MIRS have the authority to review the last five years since the last return filed.  The years that remain subject to MIRS' review are from 2002 to 2006.

b)	Revenue recognition

On December 17, 2003, the SEC issued Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (SAB 104). This bulletin summarizes the point of view of the SEC in the recognition of revenues in the financial statements according to U.S. GAAP.  The SEC concluded that only when all the following conditions are met is revenue recognition appropriate:

a)       there is persuasive evidence of an agreement;
b)       the delivery was made or the services rendered;
c)       the sales price to the purchaser is fixed or determinable; and
d)       collection is reasonable assured.

SAB 104, specifically in Topic 13A, Question 5, discusses the situation of recognizing as revenue certain non-refundable cash items. SAB 104 provides that the seller should not recognize non-refundable charges generated in certain transactions when there is continuous involvement by the vendor.

One of the examples provided by SAB 104 is activation revenues from telecommunication services.  The SAB concludes that unless the charge for the activation service is an exchange for products delivered or services rendered that represent the culmination of a separate revenue-generating process, the deferral method of revenue is appropriate.

Based on the provisions and interpretations of SAB 104, for purposes of the U.S. GAAP reconciliation, the Company has deferred the activation revenues over a three-year period starting in the month such charge is originated. This period is determined based upon the Company’s experienced average customers life. The net effect of the deferral and amortization is presented in the U.S. GAAP reconciliation.

c)	Start-up costs

In April 1998, the AICPA issued Statement of Position 98-5, “Report of Start-up Costs” (SOP 98-5), which requires start-up costs, including organization costs, to be expensed as incurred.  SOP 98-5 is effective, except for certain investment companies, for fiscal years beginning after December 15, 1998.  Under Mexican GAAP, these costs were recognized when incurred as a deferred asset and amortized over a period of 10 years. The Company has reversed the amortization of $35,191 and $34,412 for the nine months ended September 30, 2007 and 2006 as shown in the U.S. GAAP reconciliation, and has reduced stockholders’ equity by $122,034 and $157,208 to write off the unamortized balance at September 30, 2007 and December 31, 2006.  For U.S. GAAP purposes during the nine months ended September 30, 2007 and 2006 the Company reversed $16 and $9,155, respectively, of capitalized amortization costs.

d)	Allowance for post retirement benefits

For the years ended December 31, 2004 and before, under Mexican GAAP (Bulletin D-3), severance payments were recognized in earnings in the period in which they were paid, unless such payments were used by an entity as a substitution of pension benefits, in which case, they were considered as a pension plan. Starting January 1, 2005, the new Bulletin D-3 (see note 3) replaces the issue of unforeseen payments with the one relating to “Payments Upon Terminations of the Labor Relationship” and establishes certain valuation and disclosure requirements for those payments for reasons other than restructuring, which are the same as those for pension and seniority premium payments. Under U.S. GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS 112 and SFAS 158, which requires recognition of certain benefits, including severance, over an employee's service life. For the nine months ended September 30, 2007 and 2006 the Company recorded an increase in net income of $756 and $381, respectively. As of September 30, 2007 and December 31, 2006, the Company cancelled a deferred charge of $16,453 and $16,817, as allowed under Mexican GAAP. The US GAAP liability amounts to $88,282 and $64,758 as of September 30, 2007 and December 31, 2006, respectively.

Effective December 31, 2006, the Company adopted the recognition and disclosure provisions of FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158). SFAS 158 requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net periodic cost. The funded status reported on the balance sheet as of December 31, 2006 under SFAS 158 was measured as the difference between the fair value of plan assets and the benefit obligation on a plan-by-plan basis.  The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions.  The incremental effect of applying SFAS 158 on the Company’s financial position as of December 31, 2006 for items not yet recognized as a component of net periodic costs that were recognized in accumulated other comprehensive income was as follows:

	Before Application of SFAS 158	Adjustments	After Application of SFAS 158
Severance, seniority premiums and other post retirements benefits long term portion	$84,228	12,181	94,409
Deferred income taxes assets (noncurrent)	(23,584)	(3,410)	(26,994)
Total liabilities	60,644	8,771	69,415

Total stockholders’ equity	$7,540,779	(8,771)	7,532,008

The recognition provisions of SFAS 158 had no effect on the statements of income for the periods presented.

e)	Capitalized interest and depreciation and amortization expense

Under Mexican GAAP, the Company capitalizes interest on property, systems and equipment under construction. The amount of financing cost to be capitalized is comprehensively measured in order to include properly the effects of inflation. Therefore, the amount capitalized includes: (i) the interest cost of the debt incurred, plus (ii) any foreign currency fluctuations that result from the related debt, and less (iii) the monetary position result recognized on the related debt. Under U.S. GAAP, only interest is considered an additional cost of constructed assets to be capitalized and depreciated over the lives of the related assets.

The U.S. GAAP reconciliation removes the foreign currency gain or loss and the monetary position result capitalized for Mexican GAAP, derived from borrowings denominated in foreign currency.

In connection with the preliminary purchase price allocation to the assets and liabilities acquired in the Avantel acquisition, certain differences occurred between Mexican reporting standards and U.S. GAAP.  For U.S. GAAP purposes goodwill, amounting to $165,888 was recognized as a result of the acquisition of Avantel in accordance with FASB 141 “Business Combinations”.  As a consequence of the difference between Mexican reporting standards and U.S. GAAP, the value of property, systems and equipment and intangible assets under U.S. GAAP is higher than under Mexican GAAP.  For U.S. GAAP purposes an additional depreciation and amortization expense should be recorded and amounted to $100,311 for the nine months ended September 30, 2007.

f)	Staff Accounting Bulletin 108

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB 108”) “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” that provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. There are two widely recognized methods for quantifying the effects of financial statement misstatements: the “rollover” or income statement method and the “iron curtain” or balance sheet method. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach (“dual method”) and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 permits companies to apply its provisions initially by either (i) restating prior financial statements as if the provisions had always been applied or (ii) recording the cumulative effect of initially applying SAB 108 as adjustments to the carrying value of assets and liabilities as of the beginning of 2006 with an offsetting adjustment recorded to the opening balance of shareholders’ equity. Upon adoption of SAB 108, we recorded a one-time cumulative effect adjustment to increase the beginning-of-year balance of stockholders’ equity of $108,234 million for prior year misstatements that previously had been considered immaterial, which arose in each of the years 2002 to 2006 in connection with reconciling the Company's Mexican GAAP financial statements to U.S. GAAP.  Mexican GAAP allows, but does not require, the capitalization of interest expense related to debt incurred to finance construction in progress. The Company first became aware of the failure to reconcile these amounts to US GAAP in 2002 (previously the Company did adjust these matters in the reconciliation to US GAAP). Beginning in 2006, the Company concluded that the misstatements were material on a quantitative basis under one of the applicable methods of determining materiality under SAB 108 following its issuance.   The Company believes its prior period assessments of uncorrected misstatements and the conclusions reached regarding its quantitative and qualitative assessments of materiality of such items, both individually and in the aggregate, were appropriate. In accordance with SAB 108, the Company has adjusted its opening stockholders’ equity for 2006 for the items described below:

Capitalized Interest:   The Company adjusted its beginning stockholders’ equity for 2006 related to recording interest capitalized taken directly to interest expense rather than being shown as an increase in property, systems and equipment.  It was determined that the Company had improperly excluded approximately $184,162 which should have been shown as an increase in property, systems and equipment.

Capitalized Costs:   The Company adjusted its beginning stockholders’ equity for 2006 related to historical capitalization of certain costs considered immaterial under the previously established policy of capitalizing costs. It was determined that the Company had improperly recorded an increase in property systems and equipment for $(75,928).

The cumulative effects of the items noted above for 2006 beginning balances are presented below:

Description	Property, Systems and Equipment	Deferred Taxes	Stockholders’ Equity
Property, systems and equipment	$161,587	-	161,587
Deferred taxes	-	(53,353)	(53,353)
Total	$161,587	(53,353)	108,234

g)	Guaranteed debt

On December 16, 2003, the Company completed an offering of U.S.$175 million senior unsecured notes, maturing on December 15, 2013. In addition, during January 2005, the Company re-opened its bond issuance program, issuing U.S. $75 million under the current indenture. Interest on the notes are payable semiannually at annual rate of 11%, beginning on June 15, 2004.

Some of the Company’s consolidated subsidiaries, Instalaciones y Contrataciones, S.A. de C.V. (Instalaciones), Impulsora e Inmobiliaria Regional, S.A. de C.V. (Impulsora) and Servicios Axtel, S.A. de C.V. (Servicios), are guaranteeing the notes with unconditional guaranties that are unsecured.  Each of the subsidiary guarantors is 99.99% owned by Axtel, S.A. de C.V.  All guarantees are full and unconditional and are joint and several.

Axtel is eligible, under Adopting Release (nos. 33-7878 and 34-43124) and a no-action request letter, for presenting the condensed consolidating financial information of Impulsora, Instalaciones and Servicios in this note in accordance with Rule 3-10 (f) of Regulation S-X. Each of Impulsora, Instalaciones and Servicios has total capital stock outstanding of 50,000 common shares. Axtel directly owns all but one share of each of Impulsora, Instalaciones and Servicios. The ownership of the remaining share by someone other than Axtel is a requirement of Mexican law.

For the purpose of the accompanying condensed consolidating balance sheets, income statements and changes in financial position under Mexican GAAP, the first column, “Axtel” corresponds to the parent company issuer.  The second column, “Combined Guarantors”, represents the combined amounts of Instalaciones, Impulsora and Servicios, after adjustments and eliminations relating to their combination.  Beginning on December 31, 2006, the third column represents the combined amounts related to Avantel and Avantel Infraestructura which are non-gauarantors, “Adjustments and Eliminations”, includes all amounts resulting from the consolidation of Axtel, and the guarantors. The fifth column, “Axtel Consolidated”, represents the Company’s consolidated amounts as reported in the consolidated financial statements.  Additionally, all amounts presented under the line item “Investments in subsidiaries” for both the balance sheet and the income statement are accounted for by the equity method.

The condensed consolidating financial information is as follows:

Condensed consolidating balance sheets:

(Unaudited) As of September 30, 2007	Axtel	Combined Guarantors	Combined Non-Guarantors	Adjustments and Eliminations	Axtel Consolidated
Current assets	$2,791,522	334,234	1,712,945	(1,142,447)	3,696,254
Property, systems and equipment, net	12,950,279	8,263	959,040	(568)	13,917,014
Concession rights, pre-operating expenses and deferred taxes	1,185,148	38,644	946,519	(523,224)	1,647,087

Investment in subsidiaries	795,246	—	14,472	(795,246)	14,472

Other non-current assets and long-term receivable	229,846	17,317	66,410	—	313,573

Total assets	$17,952,041	398,458	3,699,386	(2,461,485)	19,588,400

Current liabilities	$1,807,022	290,650	2,229,937	(1,142,447)	3,185,162

Long-term debt	7,124,187	—	464,787	—	7,588,974

Other non-current liabilities	529,034	81,407	235,249	(523,224)	322,466

Total liabilities	9,460,243	372,057	2,929,973	(1,665,671)	11,096,602

Total stockholders equity	8,491,798	26,401	769,413	(795,814)	8,491,798

Total liabilities and stockholders equity	$17,952,041	398,458	3,699,386	(2,461,485)	19,588,400

As of September 31, 2006	Axtel	Combined Guarantors	Combined Non-Guarantors	Adjustments and Eliminations	Axtel Consolidated
Current assets	$2,701,500	213,696	1,958,421	(1,640,334)	3,233,283
Property, systems and equipment, net	13,016,834	8,768	802,136	(753)	13,826,985

Concession rights, pre-operating expenses and deferred taxes	1,410,603	20,354	1,270,093	(503,312)	2,197,738

Investment in subsidiaries	361,325	—	13,916	(361,325)	13,916

Other non-current assets and long-term receivable	252,667	17,844	54,457	—	324,968

Total assets	$17,742,929	260,662	4,099,023	(2,505,724)	19,596,890

Current liabilities	$1,840,031	177,154	2,928,786	(1,640,334)	3,305,637

Long-term debt	7,630,036	—	540,383	—	8,170,419

Other non-current liabilities	506,280	28,145	323,139	(503,312)	354,252

Total liabilities	9,976,347	205,299	3,792,308	(2,143,646)	11,830,308

Total stockholders equity	7,766,582	55,363	306,715	(362,078)	7,766,582

Total liabilities and stockholders equity	$17,742,929	260,662	4,099,023	(2,505,724)	19,596,890

Condensed consolidating income statements:

(Unaudited) For the three-month period ended September 30, 2007	Axtel	Combined Guarantors	Combined Non-Guarantors	Adjustments and Eliminations	Axtel Consolidated

Telephone services and related revenues	$1,881,011	632,557	1,431,415	(909,743)	3,035,240

Costs of revenues and services	(464,490)	—	(915,695)	302,742	(1,077,443)

Selling and administrative expenses	(724,150)	(637,999)	(132,827)	607,001	(887,975)

Depreciation and amortization	(614,612)	(109)	(56,342)	—	(671,063)
Operating income (loss)	77,759	(5,551)	326,551	—398,759
Comprehensive financing result, net	(58,175)	(109)	215	1,645	(56,424)

Other (expenses) income, net	(3,506)	(2,028)	(13,967)	(4,248)	(23,749)

Income tax	(11,707)	9,546	(107,972)	—	110,133)

Investment in subsidiaries	204,365	—	283	(204,365)	283

Net income (loss)	$208,736	1,858	205,110	(206,968)	208,736

(Unaudited) For the three-month period ended September 30, 2006	Axtel	Combined Guarantors	Adjustments and Eliminations	Axtel Consolidated

Telephone services and related revenues	$1,557,316	338,848	(338,848)	1,557,316

Costs of revenues and services	(475,485)	—	—	75,485)

Selling and administrative expenses	(534,570)	(338,926)	338,848	(534,648)

Depreciation and amortization	(379,304)	(114)	—	379,418)

Operating income (loss)	167,957	(192)	—	67,765
Comprehensive financing result, net	(11,845)	(621)	293	(12,173)

Other (expenses) income, net	(3,536)	884	(293)	(2,945)

Income tax	(36,348)	(1,958)	—	38,306)

Investment in subsidiaries	(1,887)	—	1,887	—

Net income (loss)	$114,341	(1,887)	1,887	114,341

(Unaudited) For the nine-month period ended September 30, 2007	Axtel	Combined Guarantors	Combined Non-Guarantors	Adjustments and Eliminations	Axtel Consolidated
Telephone services and related revenues	$5,625,813	1,556,575	4,376,308	(2,493,397)	9,065,299

Costs of revenues and services	(1,352,623)	—	(2,892,013)	908,138	(3,336,498)
Selling and administrative expenses	(1,971,466)	(1,550,839)	(755,825)	1,585,259	(2,692,871)

Depreciation and amortization	(1,866,214)	(323)	(196,197)	—	(2,062,734)

Operating income	435,510	5,413	532,273	—	973,196

Comprehensive financing result, net	(353,009)	(797)	(68,480)	8,585	(413,701)

Other (expenses) income, net	(9,630)	(40,641)	44,083	(11,188)	(17,376)

Income tax	(28,098)	7,248	(156,904)	—	(177,754)

Investment in subsidiaries	320,451	—	859	(320,451)	859

Net income (loss)	$365,224	(28,777)	351,831	(323,054)	365,224

(Unaudited) For the nine-month period ended September 30, 2006	Axtel	Combined Guarantors	Adjustments and Eliminations	Axtel Consolidated

Telephone services and related revenues	$4,430,441	968,991	(968,991)	4,430,441
Costs of revenues and services	(1,347,786)	—	—	(1,347,786)
Selling and administrative expenses	(1,504,930)	(968,462)	968,991	(1,504,401)
Depreciation and amortization	(1,090,013)	(354)	—	(1,090,367)
Operating income (loss)	487,712	175	—	487,887

Comprehensive financing result, net	(281,487)	(1,660)	890	(282,257)

Other (expenses) income, net	(18,570)	1,404	(890)	(18,056)

Income tax	(50,309)	(187)	—	(50,496)
Investment in subsidiaries	(268)	—	268	—
Net income (loss)	$137,078	(268)	268	137,078

Condensed consolidating statements of changes in financial position:

(Unaudited)
For the nine-month period ended September 30, 2007	Axtel	Combined Guarantors	Combined Non-guarantors	Adjustments and Eliminations	Axtel Consolidated

Operating activities:
Net income (loss)	$365,224	(28,777)	351,831	(323,054)	365,224
Charges (credits) to operations not requiring (providing) resources	1,573,862	19,728	307,083	320,451	2,221,124
Resources provided by (used in) operations	1,939,086	(9,049)	658,914	(2,603)	2,586,348
Net (investment in) financing from operations	(270,817)	5,520	(226,608)	1,883	(490,022)
Resources provided by (used in) operations, net	1,668,269	(3,529)	432,306	(720)	2,096,326

Financing activities:
Issuance of capital stock	381,042	-	-	-	381,042
Loans payments, net	(501,512)	(720)	(55,112)	720	(556,624)
Others	99,683	-	-	-	99,683
Resources (used in) provided by financing activities	(20,787)	(720)	(55,112)	720	(75,899)

Investing activities:
Acquisition and construction of property, systems and equipment, net	(1,505,985)	(3)	(322,130)	-	(1,828,118)
Change in other assets	(157,957)	526	90,641	-	(66,790)
Resources (used in) provided by investing activities	(1,663,942)	523	(231,489)	-	(1,894,908)

(Decrease) increase in cash and equivalents	(16,460)	(3,726)	145,705	-	125,519
Cash and equivalents at the beginning of the period	899,168	4,978	299,748	-	1,203,894
Cash and equivalents at the end of the period	$882,708	1,252	445,453	-	1,329,413

(Unaudited)
For the nine-month period ended September 30, 2006	Axtel	Combined Guarantors	Adjustments and Eliminations	Axtel Consolidated

Operating activities:
Net income (loss)	$137,078	(268)	268	137,078
Charges to operations not requiring Resources	1,140,591	540	(268)	1,140,863
Resources provided by (used in) operations	1,277,669	272	-	1,277,941
Net financing (investment in) from operations	195	(3,640)	(690)	(4,135)
Resources provided by (used in) operations, net	1,277,864	(3,368)	(690)	1,273,806

Financing activities:
Capital stock issuance cost	(9,436)	-	-	(9,436)
Proceeds from (loans payments), net	(1,016,347)	(690)	690	(1,016,347)
Other	93,884	-	-	93,884
Resources (used in) provided by financing activities	(931,899)	(690)	690	(931,899)

Investing activities:
Acquisition and construction of property, systems and equipment, net	(1,216,334)	(23)	-	(1,216,357)
Change in other assets	(33,204)	1,629	-	(31,575)
Resources (used in) provided by investing activities	(1,249,538)	1,606	-	(1,247,932)

Decrease in cash and equivalents	(903,573)	(2,452)	-	(906,025)
Cash and equivalents at the beginning of the period	2,007,506	3,668	-	2,011,174
Cash and equivalents at the end of the period	$1,103,933	1,216	-	1,105,149

The tables below present combined balance sheets as of September 30, 2007 and December 31, 2006, income statements for each of the three-month  and the nine-month periods ended September 30, 2007 and September 30, 2006, and statements of changes in financial position for each of the nine-month periods ended September 30, 2007 and September 30, 2006 for the Guarantors.  Such information presents in separate columns each individual Guarantor, combination adjustments and eliminations, and the combined guarantors.  All significant related parties balances and transactions between the Guarantors have been eliminated in the “Combined Guarantors” column.

The amounts presented in the column “Combined Guarantors” are readily comparable with the information of the Guarantors included in the condensed consolidating financial information.

Guarantors’ Combined Balance Sheets:

(Unaudited)				Adjustments
As of September 30, 2007				and	Combined
Assets	Icosa	Inmobiliaria	Servicios	Eliminations	Guarantors

Cash and cash equivalents	$155	88	1,009	-	1,252
Related parties receivables	34,826	-	263,935	-	298,761
Refundable taxes and other accounts receivable	4,007	1,355	28,859	-	34,221

Total current assets	38,988	1,443	293,803	-	334,234

Property, systems and equipment, net	-	8,263	-	-	8,263
Deferred income taxes and employee’s profit sharing	952	-	37,821	(129)	38,644
Other non-current assets	1,634	123	15,560	-	17,317

Total assets	$41,574	9,829	347,184	(129)	398,458

Liabilities and Stockholders Equity

Account payable and accrued liabilities	$976	-	75,484	-	76,460
Taxes payable	15,717	-	95,363	-	111,080
Related parties payables	-	7,561	-	-	7,561
Other accounts payable	5,986	-	89,563	-	95,549

Total current liabilities	22,679	7,561	260,410	-	290,650

Deferred income tax	-	129	-	(129)	-
Other non-current liabilities	7,110	-	74,297	-	81,407

Total liabilities	29,789	7,690	334,707	(129)	372,057

Equity	13,215	1,577	40,386	-	55,178
Net (loss) income	(1,430)	562	(27,909)	-	(28,777)

Total stockholders equity	11,785	2,139	12,477	-	26,401

Total liabilities and stockholders equity	$41,574	9,829	347,184	(129)	398,458

As of December 31, 2006
				Adjustments
Assets	Icosa	Inmobiliaria	Servicios	And Eliminations	Combined Guarantors

Cash and cash equivalents	$475	8	4,495	-	4,978
Related parties receivables	25,563	-	168,085	-	193,648
Refundable taxes and other accounts receivable	1,340	1,291	12,439	-	15,070

Total current assets	27,378	1,299	185,019	-	213,696

Property, systems and equipment, net	-	8,768	-	-	8,768
Deferred income taxes	1,095	-	19,408	(149)	20,354
Other non-current assets	1,670	125	16,049	-	17,844

Total assets	$30,143	10,192	220,476	(149)	260,662
Liabilities and stockholders’ equity

Account payable and accrued liabilities	$218	-	32,375	-	32,593
Taxes payable	10,894	-	72,004	-	82,898
Related parties payables	-	8,281	-	-	8,281
Other accounts payable	2,639	-	50,743	-	53,382

Total current liabilities	13,751	8,281	155,122	-	177,154

Deferred income tax	-	149	-	(149)	-
Other non-current liabilities	3,177	-	24,968	-	28,145

Total liabilities	16,928	8,430	180,090	(149)	205,299

Equity	12,164	1,479	46,319	-	59,962
Net income (loss)	1,051	283	(5,933)	-	(4,599)

Total stockholders equity	13,215	1,762	40,386	-	55,363

Total liabilities and stockholders equity	$30,143	10,192	220,476	(149)	260,662

Guarantors’ Combined Income Statements:

(Unaudited) For the three-months period ended September 30, 2007	Icosa	Inmobiliaria	Servicios	Adjustments And Eliminations	Combined Guarantors

Rental, service and other revenues	$78,126	519	553,912	-	632,557

Administrative expenses	(76,323)	-	(561,676)	-	(637,999)
Depreciation and amortization	-	(106)	(3)	-	(109)

Operating income (loss)	1,803	413	(7,767)	-	(5,551)

Comprehensive financing result, net	(266)	(179)	336	-	(109)

Other (expenses) income, net	(248)	-	(1,780)	-	(2,028)

Income (loss) before income taxes	1,289	234	(9,211)	-	(7,688)

Income taxes	(553)	27	10,072	-	9,546

Net income	$736	261	861	-	1,858

(Unaudited) For the three-months period ended September 30, 2006	Icosa	Inmobiliaria	Servicios	Adjustments And Eliminations	Combined Guarantors

Rental, service and other revenues	$42,016	519	296,313	-	338,848

Administrative expenses	(42,016)	-	(296,910)	-	(338,926)
Depreciation and amortization	-	(110)	(4)	-	(114)

Operating income (loss)	-	409	(601)	-	(192)

Comprehensive financing result, net	(101)	(213)	(307)	-	(621)

Other (expenses) income, net	(5)	-	889	-	884

(Loss) income before income taxes	(106)	196	(19)	-	(71)

Income taxes	46	35	(2,039)	-	(1,958)

Net (loss) income	$(60)	231	(2,058)	-	(1,887)

(Unaudited) For the nine-months period ended September 30, 2007	Icosa	Inmobiliaria	Servicios	Adjustments And Eliminations	Combined Guarantors

Rental, service and other revenues	$189,176	1,567	1,365,832	-	1,556,575

Administrative expenses	(185,274)	-	(1,365,565)	-	(1,550,839)
Depreciation and amortization	-	(320)	(3)	-	(323)

Operating income	3,902	1,247	264	-	5,413

Comprehensive financing result, net	(410)	(706)	319	-	(797)

Other (expenses) income, net	(3,446)	-	(37,195)	-	(40,641)

Income (loss) before income taxes	46	541	(36,612)	-	(36,025)

Income taxes	(1,476)	21	8,703	-	7,248

Net (loss) income	$(1,430)	562	(27,909)	-	(28,777)

(Unaudited) For the nine-months period ended September 30, 2006	Icosa	Inmobiliaria	Servicios	Adjustments And Eliminations	Combined Guarantors

Rental, service and other revenues	$115,965	1,565	851,461	-	968,991

Administrative expenses	(115,860)	-	(852,602)	-	(968,462)
Depreciation and amortization	-	(331)	(23)	-	(354)

Operating income (loss)	105	1,234	(1,164)	-	175

Comprehensive financing result, net	(261)	(730)	(669)	-	(1,660)

Other (expenses) income, net	(25)	-	1,429	-	1,404

(Loss) income before income taxes	(181)	504	(404)	-	(81)

Income taxes	17	35	(239)	-	(187)

Net (loss) income	$(164)	539	(643)	-	(268)

Guarantors’ Combined Statements of Changes in Financial Position:

(Unaudited)
For the nine-months period ended September 30, 2007	Icosa	Inmobiliaria	Servicios	Adjustments and Eliminations	Combined Guarantors
Operating activities:
Net (loss) income	$(1,430)	562	(27,909)	—	(28,777)
Non-cash items	3,029	298	16,401	—	19,728
Resources provided by (used in) operations	1,599	860	(11,508)	—	(9,049)
Net investment in operations	(1,955)	(60)	7,535	—	5,520
Resources (used in) provided by operations, net	(356)	800	(3,973)	—	(3,529)
Financing activities:
Loans payment, net	—	(720)	—	—	(720)
Resources used in financing activities	—	(720)	—	—	(720)
Investing activities:
Property, system and equipment, net	—	—	(3)	—	(3)
Other assets	36	—	490	—	526
Resources provided by investing activities	36	—	487	—	523
(Decrease) increase in cash and equivalents	(320)	80	(3,486)	—	(3,726)
Cash and equivalents at the beginning of the period	475	8	4,495	—	4,978
Cash and equivalents at the end of the period	$155	88	1,009	—	1,252

				Adjustments
(Unaudited)
For the nine-months period ended September 30, 2006	Icosa	Inmobiliaria	Servicios	and Eliminations	Combined Guarantors
Operating activities:
Net (loss) income	$(164)	539	(643)	—	(268)
Non-cash items	(17)	295	262	—	540
Resources (used in) provided by operations	(181)	834	(381)	—	272
Net investment in operations, net	(177)	(126)	(3,337)	—	(3,640)
Resources (used in) provided by operations, net	(358)	708	(3,718)	—	(3,368)
Financing activities:
Loans payments, net	—	(690)	—	—	(690)
Resources used in financing activities	—	(690)	—	—	(690)
Investing activities:
Property, system and equipment, net	—	—	(23)	—	(23)
Other assets	40	—	1,589	—	1,629
Resources provided by investing activities	40	—	1,566	—	1,606
(Decrease) increase in cash and equivalents	(318)	18	(2,152)	—	(2,452).
Cash and equivalents at the beginning of the period	448	11	3,209	—	3,668
Cash and equivalents at the end of the period	$130	29	1,057	—	1,216

Guarantors – U.S. GAAP reconciliation of net income and stockholders’ equity:

As discussed at the beginning of this note 15, the following reconciliation to U.S. GAAP does not eliminate the inflation adjustments for Mexican GAAP, since they represent an integral measurement of the effects of the changes in the price levels in the Mexican economy and, as such, are considered a more meaningful presentation than the financial reports based on historic costs for book purposes for Mexico and the United States.

The main differences between Mexican GAAP and U.S. GAAP and their effect on combined guarantors’ net loss and stockholders´ equity for the three-month and the nine-month periods ended September 30, 2007 and 2006 and on the stockholders’ equity as of September 30, 2007 and December 31, 2006 is presented below, with an explanation of the adjustments.

	(Unaudited)
	Three-months period ended September 30,
	2007	2006
Net income (loss) reported under Mexican GAAP	$1,858	(1,887)
U.S. GAAP adjustments
1. Deferred income taxes (A)	(116)	(54)
2. Allowance for post retirement benefits (B)	413	195
Total U.S. GAAP adjustments	297	141
Net income (loss) under U.S. GAAP	$2,155	(1,746)

	(Unaudited)
	Nine-months period ended September 30,
	2007	2006
Net loss reported under Mexican GAAP	$(28,777)	(268)
U.S. GAAP adjustments
1. Deferred income taxes (A)	(147)	(107)
2. Allowance for post retirement benefits (B)	523	381
Total U.S. GAAP adjustments	376	274
Net (loss) income under U.S. GAAP	$(28,401)	6

	(Unaudited)
	September 30,	December 31,
	2007	2006
Total stockholders’ equity reported under Mexican GAAP	$26,401	55,363
U.S. GAAP adjustments
1. Deferred income taxes (A)	6,627	6,773
2. Allowance for post retirement benefits (B)	(23,667)	(24,190)
Total approximate U.S. GAAP adjustments	(17,040)	(17,417)
Total stockholders’ deficit under U.S. GAAP	$9,361	37,946

Guarantors-Notes to the U.S. GAAP reconciliation

A. Deferred income taxes

Deferred income taxes adjustment in the stockholders’ equity reconciliation to U.S. GAAP, as of September 30, 2007 and December 31, 2006, represented increases of $6,627 and $6,773, respectively, as shown in the U.S. GAAP reconciliation.

B. Post retirement benefits

For the year ended December 31, 2005 and prior under Mexican GAAP (Bulletin D-3), severance payments should be recognized in earnings in the period in which they are paid, unless such payments were used by an entity as a substitution of pension benefits, in which case, they were considered as a pension plan. Starting January 1, 2005, the new Bulletin D-3 replaces the issue of unforeseen payments with the one relating to “Payments Upon Termination of the Labor Relationship” and establishes certain valuation and disclosure requirements for those payments for reasons other than restructuring, which are the same as those for pension and seniority premium payments. Under U.S. GAAP, post retirement benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS 112, which requires recognition of certain benefits, including severance, over an employee's service life. For the nine-month periods ended September 30, 2007 and 2006 the Company recorded an increase in net income of $523 and $381, respectively. As of September 30, 2007 and December 31, 2006, the Company cancelled a deferred charge of $23,667 and $24,190, respectively, as allowed under Mexican GAAP. The US GAAP liability amounts to $88,282 and $64,758 as of September 30, 2007 and December 31, 2006, respectively.

(h) Recent Accounting Pronouncements

We adopted FIN 48 as of the beginning of our 2007 fiscal year. See Deferred Income Taxes.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective as of the beginning of our 2008 fiscal year. We are currently evaluating the impact of adopting SFAS 157 on our financial statements.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115 (SFAS 159), which permits entities to choose to measure many financial instruments and certain other items at fair value. The provisions of SFAS 159 are effective as of the beginning of our 2008 fiscal year. We are currently evaluating the impact of adopting SFAS 159 on our financial statements.

ITEM 2.                      MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

We provide multiple voice, data and internet services bundled into integrated telecommunications solutions for businesses and high-usage residential customers. We also offer services to foreign carriers with international traffic termination, as well as providing custom-made integrated telecommunications services to large corporate customers. Our integrated service offerings enable us to maximize the recurring revenue received from each customer, increasing the return achieved on our investment in infrastructure, sales and marketing and distribution.  In addition, we believe that customers prefer to purchase their telecommunications services from a single provider and receive a single bill.  We believe customer loyalty is increased with the provision of additional services, resulting in a lower customer churn rate.

Revenues

We derive our revenues from:

•
Local calling services.  We generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area.  Customers are charged a flat monthly fee for basic service, a per call fee for local calls (“measured service”), a per minute usage fee for calls completed on a cellular line (“calling party pays,” or CPP calls) and a monthly fee for value added services.

•	Long distance services. We generate revenues by providing long distance services (domestic and international) for our customers’ completed calls.

•	Data & Network. We generate revenues by providing data and network services, like Internet access, virtual private networks and private lines, to our customers.

•	International Traffic. We generate revenues by terminating international traffic from foreign carriers in Mexico.

•
Other services. We generate revenues from other services, which include, among others, activation fees for new customers, sale of customer premises equipments (“CPEs”) and revenues from integrated services billed to customers.

The following table summarizes our revenues from operations from the sources mentioned above (in million of constant pesos and as a percentage of total revenues):

	Revenues (Constant Ps. in millions as of September 30, 2007) Three-month period ended September 30,			% of Revenues Three-month period ended September 30,
Revenue Source	2007	2006	% of Change	2007	2006
Local calling services	Ps 1,317.5	Ps. 1,091.4	20.7%	43.4%	70.1%
Long distance services	347.0	131.8	163.3%	11.4%	8.5%
Data	636.1	79.1	704.6%	21.0%	5.1%
International Traffic	309.3	119.5	158.7%	10.2%	7.7%
Other services	425.3	135.5	213.9%	14.0%	8.6%
Total	Ps. 3,035.2	1,557.3	94.9%	100.0%	100.0%

	Revenues (Constant Ps. in millions as of September 30, 2007) Nine-month period ended September 30,			% of Revenues Nine-month period ended September 30,
Revenue Source	2007	2006	% of Change	2007	2006
Local calling services	Ps 3,883.5	Ps. 3,125.1	24.3%	42.8%	70.5%
Long distance services	1,156.9	371.5	211.4%	12.8%	8.4%
Data	1,865.4	206.8	802.1%	20.6%	4.7%
International Traffic	923.4	359.9	156.6%	10.2%	8.1%
Other services	1,236.2	367.2	236.7%	13.6%	8.3%
Total	9,065.3	4,430.4	104.6%	100.0%	100.0%

Cost of Revenues and Operating Expenses

Our costs are categorized as follows:

•
Cost of revenues include expenses related to the termination of our customers’ cellular and long distance calls in other carriers’ networks, as well as expenses related to billing, payment processing, operator services and our leasing of private circuit links.

•
Operating expenses include costs incurred in connection with general and administrative matters including compensation and benefits, the costs of leasing land related to our operations and costs associated with sales and marketing and the maintenance of our network.

•	Depreciation and amortization includes depreciation of all communications network and equipment and amortization of preoperating expenses and the cost of spectrum licenses.

Nine Months Ended September 30, 2007 Compared with Nine Months Ended September 30, 2006

Operating Data

Lines in Service. As of September 30, 2007, lines in service totaled 884,645, an increase of 151,578 from the same date in 2006.  During the first nine months of 2007, net additional lines from the new cities launched in 2007 totaled 19,444. Lines from these new cities represented 2% of total lines in service as of September 30, 2007.

Internet subscribers. As of September 30, 2007, internet subscribers totaled 106,693, an increase of 75%, from6 1,062 recorded on the same date in 2006. Non dial-up subscribers represented 66% or 70,763. We continue to focus our growth on broadband access solutions to existing and new customers.

Revenues from Operations

Revenues from operations totaled Ps. 9,065.3 million for the nine-month period ended September 30, 2007 compared to Ps. 4,634.9 million for the same period in year 2006, an increase of Ps. 4,634.9 million, or 105%.

Local services.  Local service revenues, which make up 43% of total revenues, compared with 71% during the nine-month period ended on September 30, 2006, grew 24% or Ps.758.4  million, to Ps. 3,883.5 million for  nine-month period ended on September 30, 2007. This change is explained by 24%, 26% and 23%  increases in monthly rents, cellular revenues and measured service revenues, respectively.

Long distance services.  Long distance service revenues totaled Ps. 1,156.9 million in the nine-month period ended on September 30, 2007, representing an increase of Ps. 785.4 million or 211%, from Ps. 371.5 million in the same period in 2006.

Data & Network.  Driven by dedicated Internet services and virtual private networks, data and network service revenues grew to Ps. 1,865.4 million for the nine-month period ended on September 30, 2007, compared to Ps. 206.8 million in the same period in 2006, an increase of Ps. 1,658.6 million. Data services provided to former Avantel corporate, government and financial institutions customers explain this significant increase.

International traffic.  In the nine-month period ended on September 30, 2007, International traffic revenues totaled Ps. 923.4 million, up Ps. 563.5 million or 157% versus results for the year-earlier nine-month period.

Other services.  Revenue from other services accounted for 14% or Ps. 1,236.2 million of total revenues in the nine months ending on September 30, 2007, an increase of Ps. 869.0 million from Ps. 367.2 million registered in the same period in 2006. This change is explained by significant increases in integrated services and customer premise equipment sales, among others.

Consumption

Local Calls. Local calls totaled 1,842.0 million in the nine-month period ended on September 30, 2007, an increase of  407.1 million, or 28%, from 1,434.9 million recorded in the same period in 2006. A higher number of lines in service and the business consolidation of Avantel, were the main driver for this increase.

Cellular (“Calling Party Pays”). Minutes of use of calls completed to a cellular line amounted to 783.3 million in the nine-month period ended September 30, 2007, compared to 562.8 million in the same period in 2006, a 39% improvement equivalent to 220.5 million minutes.

Long distance. Outgoing long distance minutes increased to 1,479.2 million for the nine-month period ended September 30, 2007 from 424.8 million in the same period in 2006, 1,054.4 million minutes above. This significant increase is explained by the consolidation of Avantel not reflected in 2006 and by the further penetration of bundled commercial offers that incorporate long distance minutes.

Cost of Revenues and Operating Expenses

Cost of Revenues. For the nine-month period ended on September 30, 2007, the cost of revenues totaled Ps. 3,336.5 million, compared to Ps. 1,347.7 in the same period in 2006, an increase of Ps. 1,988.7 million, primarily due to Ps. 972.8 million and Ps. 740.7 million increases in domestic long distance interconnection and links and co-location costs, respectively.

Gross Profit. Gross profit is defined as revenues minus cost of revenues. For the first nine months of 2007, the gross profit accounted for Ps. 5,728.8 million, an increase of Ps. 2,646.1 million or 86%, compared with the same period in year 2006.

Operating expenses. For the nine-month period ended on September 30, 2007, operating expenses grew Ps. 1,188.5 million, or 79%, totaling Ps. 2,692.8 million compared to Ps. 1,504.4 million for the same period in year 2006. Among others, increases of Ps. 633.7 million and Ps. 191.0 million in personnel and building and equipment maintenance, respectively, related to the new size of the company explain this growth.

Adjusted EBITDA. The Adjusted EBITDA totaled Ps. 3,035.9 million for the nine-month period ended September 30, 2007, compared to Ps. 1,578.3 million for the same period in 2006, an increase of 92%. As a percentage of total revenues, adjusted EBITDA represented 33.5% in the first nine months of 2007.

Depreciation and Amortization. Due to the organic expansion of our asset base and the consolidation of Avantel, depreciation and amortization totaled Ps. 2,062.7 million in the nine-month period ended September 30, 2007 compared to Ps. 1,090.4 million for the same period in year 2006, an increase of Ps. 972.4 million or 89%.

Operating Income (loss). Operating income totaled Ps. 973.2 million in the nine-month period ended on September 30, 2007 compared to an operating income of Ps. 487.9 million registered in the same period in year 2006, an increase of Ps. 485.3 million or 99%.

Comprehensive financial result. The comprehensive financial loss was Ps. 413.7 million for the nine-month period ended on September 30, 2007, compared to a loss of Ps. 282.3 million for the same period in 2006. The larger amount of debt resulted in Ps. 352.2 of additional net interest expenses, which was partially compensated by a higher non-cash monetary position gain. The following table illustrates the comprehensive financial results:

Comprehensive Financial Result Comparison

	Nine-month period ended September 30,		% of
Description	2007	2006	Change
Interest expense	Ps.(689.6)	Ps.(337.4)	104.4%
Interest income	80.6	73.9	9.1%
Foreign exchange gain (loss), net	8.5	(14.9)	N/A
Changes in fair value of derivative instruments	23.8	(22.1)	N/A
Monetary position gain	163.0	18.2	793.7%
Total	Ps.(413.7)	Ps.(282.3)	46.6%

Net Income (loss). We registered a net income of Ps. 365.2 million for the nine-month period ended September 30, 2007 compared to a gain of Ps. 208.7 million recorded in the nine-month period ended on September 30, 2006.

Liquidity and Capital Resources

Historically we have relied primarily on vendor financing, the proceeds of the sale of securities, internal cash from operations and the proceeds from bank debt, to fund our operations, capital expenditures and working capital requirements. Although we believe that we would be able to meet our debt service obligations and fund our operating requirements in the future with cash flow from operations, we may seek additional financing in the capital markets from time to time depending on market conditions and our financial requirements.  We will continue to focus on investments in property, systems and equipment (fixed assets) and working capital management, including the collection of accounts receivable and management of accounts payable.

At September 30, 2007, we had cash and cash equivalents of Ps 1,329.4 million compared to cash and cash equivalents of Ps. 1.203.9 million in the same date of year 2006.

Net resources provided by operating activities were Ps. 2,586.3 million for the nine-month period ended on September 30, 2007 compared to Ps. 1,277.9 million recorded in the same period of year 2006.

Net resources used in investing activities were Ps. (1,894.9) million for the nine-month period ended on September 30, 2007 compared to Ps. (1,247.9) million recorded in the same period of year 2006. These outflows primarily reflect investments in fixed assets of Ps. 1,828.1 million and Ps. 1,216.3 million, respectively.

Net resources (used in) provided by financing activities were Ps. (75.9) million and Ps. (931.9) million for the nine-month period ended on September 30, 2007 and 2006, respectively.

We expect to make additional investments in future periods as we selectively expand our network within our coverage area and into other cities of the country in order to exploit market opportunities as well as to maintain our existing network and operating facilities.

Indebtedness

The Ps. 5,832.8 million of incremental debt versus year-earlier quarter is due to the December 2006 acquisition of Avantel. The following table summarizes our total debt as of the end of each period.

	September 30, 2007	September 30, 2006
2012 Syndicated Term Loan	2,246.5	—
2013 Senior Notes	1,775.2	1,939.3
2017 Senior Notes	3,004.2	—
Lease Obligations	732.5	46.5
Other Financings		—
Notes Premium and Accrued Interest	132.4	60.3
Variation in Fair Value of Derivatives	(12.0)	—
Total Debt	7,878.8	2,046.0

Three Month Ended September 30, 2007 Compared with Three Month Ended September 30, 2006

Revenues from operations

Revenues from operations increased to Ps. 3,035.2 million in the third quarter of year 2007 from Ps. 1,557.3 million for the same period in 2006, an increment of Ps. 1,477.9 million, or 95%.

We derived our revenues from the following sources:

Local services. Local service revenues contributed with 43% of total revenues during the third quarter, compared with 70% in the third quarter of 2006. The 21% growth reported in the third quarter of 2007 versus year-earlier quarter is explained by significant increases in monthly rents, cellular revenues and measured service revenues.

Long distance services.  Long distance service revenues totaled Ps. 347.0 million in the quarter ending September 30, 2007, representing an increase of Ps. 215.2 million or 163%, from Ps. 131.8 million in the same quarter in 2006.

Data & Network.  Driven by managed Internet services and virtual private networks, data and network revenues grew to Ps. 636.1 million for the three-month period ended September 30, 2007, compared to Ps. 79.1 million in the same period in 2006, an increase of Ps. 557.0 million. Managed Internet and VPNs represented 90% of data & network revenues during the quarter.

International traffic.  In the third quarter of 2007, international traffic revenues totaled Ps. 309.3 million, up Ps. 189.7 million or 158.7% versus results for the year-earlier quarter.

Other services.  Revenue from other services accounted for 14% or Ps. 425.3 million of total revenues in the third quarter of 2007, an increase of Ps. 289.8 million from Ps. 135.5 million registered in the same period in 2006. This change is primarily explained by an Ps. 105.3 million increase in integrated services and customer premise equipment sales, among others.

Consumption

Local Calls.   Local calls totaled 632.2 million in the three-month period ended September 30, 2007, an increase of 125.3 million, or 25%, from 506.9 million recorded in the same period in 2006. A higher number of lines in service and the contribution of Avantel not recorded in the third quarter of 2006 were the main drivers for this increase.

Cellular (“Calling Party Pays”). Minutes of use of calls completed to a cellular line amounted to 265.6 million in the three-month period ended September 30, 2007, compared to 198.7 million in the same period in 2006, a 34% improvement equivalent to 66.9 million minutes.

Long distance.  Outgoing long distance minutes increased to 423.7 million for the three-month period ended September 30, 2007 from 157.4 million in the same period in 2006, 266.2 million minutes above. This significant increase is explained by the consolidation of Avantel not reflected in 2006 and by the continued penetration of bundled commercial offers that incorporate long distance minutes. Domestic long distance minutes represented 94% of total traffic during the quarter.

Cost of Revenues and Operating Expenses

Cost of Revenues.  For the three-month period ended September 30, 2007, the cost of revenues grew  Ps. 602.0 million, compared with the same period of year 2006, primarily due to Ps. 295.1 million and Ps. 245.3 million increases in domestic long distance interconnection and links & co-location costs, respectively.

Gross Profit.  Gross profit is defined as revenues minus cost of revenues. For the third quarter of 2007, the gross profit accounted for Ps. 1,957.8 million, an increase of Ps. 876.0 million or 81%, compared with the same period in year 2006.

Operating expenses.  For the third quarter of year 2007, operating expenses grew Ps. 353.3 million, or 66%, totaling Ps. 888.0 million compared to Ps. 534.6 million for the same period in year 2006. Among others, increases of Ps. 209.6 million and Ps. 42.7 million in personnel and building and equipment maintenance, respectively, related to the new size of the company explain this growth.

Adjusted EBITDA. The Adjusted EBITDA totaled Ps. 1,069.8 million for the three-month period ended September 30, 2007, compared to Ps.547.2 million for the same period in 2006, an increase of 96%. As a percentage of total revenues, adjusted EBITDA represented 35.2% in the third quarter of 2007.

Depreciation and Amortization. Due to the organic expansion during the first nine months of the year and the consolidation of Avantel, depreciation and amortization totaled Ps. 671.1 million in the three-month period ended September 30, 2007 compared to Ps. 379.4 million for the same period in year 2006, an increase of Ps. 291.6 million or 77%.

Operating Income (loss). Operating income totaled Ps. 398.8 million in the three-month period ended September 30, 2007 compared to an operating income of Ps. 167.8 million registered in the same period in year 2006, an increase of Ps. 231.0 million or 138%.

Comprehensive financial result. The comprehensive financial loss was Ps. 56.4 million for the three-month period ended September 30, 2007, compared to a loss of Ps.12.2 million for the same period in 2006. A net interest expense increase of Ps. 141.1 million due to incremental indebtedness offset by an increase of Ps.120.2 million in the monetary position gain during the quarter due to inflation, explain the majority of the CFR increase. The following table illustrates the comprehensive financial results:

Comprehensive Financial Result Comparison

	Nine-month period ended September 30,		% of
Description	2007	2006	Change
Interest expense	Ps.(220.5)	Ps.(71.7)	207.4%
Interest income	23.0	15.3	50.3%
Foreign exchange gain (loss), net	9.5	40.2	-76.5
Changes in fair value of derivative instruments	1.4	(5.9)	N/A
Monetary position gain, net	130.2	10.0	1,202.2%
Total	Ps.(56.4)	Ps.(12.2)	363.5%

Liquidity and Capital Resources

Net resources provided by operating activities were Ps. 975.4 million for the three-month period ended on September 30, 2007 compared to Ps. 532.1 million recorded in the same period of year 2006.

Net resources used in investing activities were Ps. (609.6) million for the three-month period ended on September 30, 2007 compared to Ps. (419.7) million recorded in the same period of year 2006. These outflows primarily reflect investments in fixed assets of Ps. 607.6 million and Ps. 418.5 million, respectively.

Net resources (used in) provided by financing activities were Ps. (146.4) million and Ps. (35.1) million for the three-month periods ended on September 30, 2007 and 2006, respectively.

Other

Capitalization of preoperating expenses

We commenced commercial operations in June 1999.  As permitted under Mexican GAAP, during our preoperating stage we were able to capitalize all of our general and administrative expenses and our net comprehensive cost of financing.

Beginning in June 1999, we are required to amortize all previously capitalized general and administrative expenses and to depreciate all previously capitalized net comprehensive cost of financing.  These capitalized preoperating expenses are amortized on a straight-line basis for a period not exceeding ten years.

Summary of contractual obligations

The following table discloses aggregate information about our contractual obligations and the periods in which payments are due.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	pro forma, payments due by period (US$ in millions)
Contractual obligations:
Debt maturing within one year	17.0	17.0	—	—	—
Long-term debt	693.2	—	95.3	160.4	437.5
Interest payments	373.7	55.3	108.9	88.3	121.2
Operating leases	114.7	24.4	39.1	19.0	32.2
Total contractual cash obligation	1,198.6	96.7	243.3	267.7	590.9

US GAAP Reconciliation

We describe below the principal differences between Mexican GAAP and US GAAP that relate to the operations of Axtel.  See Note 24 to the audited consolidated financial statements for reconciliation to US GAAP of shareholders’ equity and net income (loss) for the respective periods presented.

Recognition of the effects of inflation on financial information.  Under Mexican GAAP, the effects of inflation are reflected in financial statements.  Such a convention has no counterpart under US GAAP.  However, although Mexican GAAP includes the effects of inflation in financial statements, the SEC does not require the restatement of financial statements to reconcile the effects of the Mexican GAAP inflation accounting.

Preoperating expenses.  Under Mexican GAAP, all expenses incurred while a company is in the preoperating or development stages are deferred and considered as a component of a company’s assets.  Such capitalized expenses are amortized on a straight-line basis for a period not exceeding 10 years after the corresponding asset commences operations.  According to US GAAP, such preoperating or development expenses are expensed and reported as a deficit to shareholders’ equity recorded during the developing stage.

Deferred income tax and employees statutory profit sharing.  Under Mexican GAAP deferred income tax is accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Deferred income tax and employees statutory profit sharing is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, on which it may reasonably be estimated that a future liability or benefit will arise and there is no indication that the liabilities or benefits will not materialize.  Under US GAAP, deferred income tax and employees statutory profit sharing are determined under the asset and liability method recognizing the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards.

Statement of changes in financial position.  In accordance with Mexican GAAP, we present statements of changes in financial position in constant pesos.  This presentation identifies the generation and application of resources representing differences between beginning and ending financial statements balances in constant pesos.

The changes in the consolidated financial statement balances included in our audited consolidated financial statements constitute cash flow activity stated in constant pesos (including monetary losses which are considered as cash losses in the financial statements presented in constant pesos).  SFAS No. 95 does not provide guidance with respect to inflation adjusted financial statements.  However, US GAAP requires that non-cash financing and investing transactions should be excluded from the statement of cash flows and reported in related disclosures.

Capitalization of interest.  In accordance with Mexican GAAP, capitalization of interest or, during inflationary periods, comprehensive cost of financing or income incurred in the period of construction and installation of an asset is permitted. Under US GAAP, capitalization of interest is required for certain qualifying assets that require a period of time to get them ready for their intended use.  The amount of interest to be capitalized is that portion of the interest cost incurred during the assets’ acquisition period that theoretically could have been avoided if expenditures for the assets had not been made, and is not limited to indebtedness attributable to the asset.

Revenue recognition.  In accordance with Mexican GAAP, we recognized activation fees received upon installation and activation of services when the customer has a contract with an indefinite term. Conversely, US GAAP SAB 104 indicates that the activation is deferred and recognized over the expected term of the customer relationship beginning on the date the service was installed.

Recent Accounting Pronouncements

Business combinations

In March 2004, the Mexican Institute of Public Accountants issued Bulletin B-7, Business Combinations, which is mandatory beginning on January 1, 2005.  Bulletin B-7 provides certain rules for the accounting treatment of business acquisitions and investments in associated entities.  Bulletin B-7, adopts the purchase method as the only method of accounting.  As a result, the use of the International Accounting Standard IAS-22, Business Combinations, was eliminated; the accounting treatment of goodwill was established, eliminating its amortization and establishing certain rules of impairment and specific rules for the acquisition of the minority interest, transfers of assets or exchange of stocks among entities under common control and the accounting treatment of intangible assets recognized in a business combinations was established.  The adoption of this Bulletin has no material effect on our financial position or results of operations.

Labor obligations

New Bulletin D-3, issued in January 2004, substitutes and supersedes former Bulletin D-3, published in January 1993 and revised in 1998.  The provisions of this Bulletin were effective immediately, except for those relating to payments upon termination of labor relationships, which were effective January 1, 2005.

This Bulletin addresses the issue of post-retirement benefit payments, superseding Circular 50, “Interest Rates to be Used for Valuing Labor Obligations and Supplementary Application of Accounting Principles Relating to Labor Obligations.”  Also, this Bulletin replaces the provision regarding the treatment of unforeseen payments as set forth in Circular 50 with one relating to “Payments upon Termination of the Labor Relationship,” defining the payments as those payable to workers upon termination of the labor relationship before retirement age.  These payments are of two types:  (i) for restructuring reasons, for which the provisions of Bulletin C-9, “Liabilities, Accruals, Contingent Assets and Liabilities, and Commitments,” should be applied; and (ii) for reasons other than restructuring, for which valuation and disclosure requirements are the same as those for pension and seniority premium payments, with the consequence that, upon adoption of this Bulletin, the transition asset or liability will be immediately recognized in the results of operations or amortized over the average remaining service life of employees.

Recently issued accounting pronouncements under Mexican GAAP

Through May 2004, the Accounting Principles Commission (Comisión de Principios de Contabilidad, or “CPC”) of the Mexican Institute of Public Accountants was in charge of issuing accounting standards in Mexico. Those standards are contained in the Bulletins of Generally Accepted Accounting Principles (“Bulletins”), which are deemed standards, and in the Circulars, that are regarded as opinions or interpretations.

Beginning June 1, 2004, the aforementioned function was transferred to the Mexican Board for Research and Development of Financial Reporting Standards (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, or “CINIF”). CINIF is an entity whose objectives are to develop Financial Reporting Standards (“FRS”) in Mexico that are useful to both issuers and users of financial information, as well as to achieve as much consistency as possible with the International Financial Reporting Standards issued by the International Accounting Standards Board.

Through December 2005, CINIF has issued eight series A and one series B Financial Reporting Standards. Therefore, Mexican FRS currently include both the standards issued by CINIF and the Bulletins and Circulars issued by CPC, that have not been revised, substituted or superseded by the new FRS.

The principal changes included in the aforementioned FRS, which were effective for fiscal years beginning after December 31, 2005, are the following:

a)	Donations received are included in the results of operations, instead of in contributed capital.

b)	Elimination of special and extraordinary items, classifying income statement items as ordinary and non-ordinary.

c)	Retroactive recognition of the effects of changes in particular standards.

d)	Disclosure of the authorized date for issuance of financial statements, as well as the officer or body authorizing issuance.

The company considers that the adoption of these recently issued accounting standards did not have an impact in the company’s financial statement.

Recently issued accounting pronouncements under US GAAP

In September 2005, the Emerging Issues Task Force (EITF) issued EITF Issue No. 04-13 Accounting for Purchases and Sales of Inventory the Same Counterparty (EITF 04-13). EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange of inventory should be accounted for at fair value. EITF 04-13 will be applied to new arrangements entered into, and modifications or renewals of existing arrangements occurring after January 1, 2007. The application of EITF 04-13 is not expected to have a significant impact on our financial statements.

In September 2006, the FASB issued FASB Statement No.157, Fair Value Measurement (Statement 157). SFAS 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. We are required to adopt statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. We are currently evaluating the impact of adopting Statement 157 on its results of operations and financial position.

In September 2006, the FASB´s Emerging Issues Task Force reached a consensus on Issue N.06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements (EITF 06-4). EITF 06-4 provides guidance on the accounting for arrangements in which an employer owns and controls the insurance policy and has agreed to share a portion of the cash surrender value and/or death benefit with the employee. This guidance requires an employer to record a postretirement benefit, in accordance with FASB Statement No.106, Employers´Accounting for PostretirementBenefits Other Than Pensions” or APB Opinion N.12, “Omnibus Opinion-1967,  if there is an agreement by the employer to share a portion of the proceeds of a life insurance policy with the employee during the postretirement period. This guidance is effective for reporting periods beginning after December 15, 2007. We are in the process of assessing the impact of adopting EITF 06-4 on its results of operations and financial position; however, we currently expect that additional liabilities may be required to be recognized upon implementation of the consensus based on the current terms of certain life insurance arrangements with our executive officers.

In September 2006, the FASB´s Emerging Issues Task Force reached a consensus on Issue No.06-5, Accounting for Purchases of Life Insurance-Determining the Amount That Could Be Realized in Accordance

with FASB Technical Bulletin No.85-4, Accounting for Purchase of Life Insurance  (EITF 06-5). EITF 06-5 provides guidance on how an entity should determine the amount that could be realized under a life insurance contract at the balance sheet date. This guidance requires that the cash surrender value and any additional amounts provided by the contractual terms of the life insurance policy that are realizable at the balance sheet date should be considered in determining the amount that could be realized. This guidance is effective for reporting periods beginning after December 15, 2006. We do not anticipate that the adoptions of EITF 06-5 will have a material impact on our results of operations and financial position.

In September 2006, the FASB issued FASB staff Position No.AUD AIR-1, Accounting for Planned Major Maintenance Activities. This guidance prohibits the use of the accrue-in advance method of accounting for planned major activities because an obligation has not occurred and therefore a liability should not be recognized. The provisions of this guidance will be effective for reporting periods beginning after December 15,2006. The provisions of the Staff Position are consistent with our current policies and we do not anticipate that the adoption of the provisions of this guidance will have a material impact on our results of operation and financial presentation.

In July 2006, the FASB issued FASB Interpretation No.48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statement and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, recognition, classification, interest and penalties, and disclosure. The provisions of FIN 48 will be effective for the Company on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are in the process of assessing the impact of adopting FIN 48 on our results of operations and financial position.

Recently adopted US GAAP accounting standards

Effective January 1, 2006, we adopted the fair value recognition provision of Statement 123 (R) using the modified-prospective-transition method (refer to note 1(p)).

Effective January 1, 2006, we adopted FASB Statement No.151, Inventory Costs-an Amendment of ARB No.43, Chapter 4 (Statement 151). Statement 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) requiring that those items be recognized as current-period charges. In addition, Statement 151 requires that allocation of fixed production overheads be based on the normal capacity of the production facilities. Our current procedures follow these guidelines and therefore the adoption of Statement 157 had no impact on the valuation of inventory or charges to cost of sales.

Effective January 1, 2006, we adopted the disclosure requirements of EITF Issue No.06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (that is, gross versus net presentation) for tax receipts on the face for their income statements (refer to note 1 (g)). The scope of this guidance includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes (gross receipts taxes are excluded). We have historically presented such taxes on a net basis.

 Critical Accounting Policies

Our consolidated financial statements included elsewhere in this document have been prepared in accordance with Mexican GAAP, which differ in significant respects from US GAAP.  See Note 15 to our consolidated financial statements included elsewhere in this document, for a description and the effects of the principal differences between Mexican GAAP and US GAAP as they relate to us.

We have identified below the accounting policies we have applied under Mexican GAAP that are critical to understanding our overall financial reporting.

Income taxes

Under Mexican GAAP, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Significant judgment is required to appropriately assess the amounts of tax assets. We record tax assets when we believe there will be enough future taxable income for the realization of such deductible temporary difference. If this determination cannot be made, a valuation allowance is established to reduce the carrying value of the asset.

Deferred income tax and employees statutory profit sharing is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, on which it may be reasonably estimated that a future liability or benefit will arise and there is no indication that the liabilities or benefits will not materialize.

Recognition of the effects of inflation

Under Mexican GAAP, the financial statements are restated to reflect the loss of purchasing power (inflation) of their functional currency. The inflation effects arising from holding monetary assets and liabilities are reflected in the income statements as monetary position result. Inventories, property, systems and equipment and deferred charges, with the exception and the equity accounts, are restated to account for inflation using the Mexican National Consumer Price Index published by Banco de México (central bank). The result is reflected as an increase in the carrying value of each item. Income statement accounts are also restated for inflation into constant Mexican Pesos as of the reporting date.

Impairment of long-lived assets

Axtel evaluates periodically the adjusted values of its property, plant, systems and equipment and other non-current assets, to determine whether there is an indication of potential impairment.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net revenues expected to be generated by the asset. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the asset exceeds the expected net revenues. Assets to be disposed of are reported at the lower of the carrying amount or realizable value and are no longer depreciated.

Revenue recognition

Our revenues are recognized when earned, as follows:

•
Local calling services. We  generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area. Customers are charged a flat monthly fee for basic service, a per call fee for local calls ("measured service"), a per minute usage fee for calls completed on a cellular line ("calling party pays" or "CPP calls") and a monthly fee for value-added services when requested by the customer. The costs related to the termination of our customers' cellular in other carriers' networks are charged to cost in the same month that the revenue is earned.

•
Long distance services. We generate revenues by providing long distance services for our customers' completed calls. The costs related to the termination of our customers' long distance calls in other carriers' networks are charged to cost in the same month that the revenue is earned.

•
Data & Network. We generate revenues by providing Internet, data and network services, like virtual private networks and dedicated private lines. The costs related to providing Internet, data and network services to our customers are charged to cost in the same month that the revenue is earned.

•
International Traffic. We generate revenues terminating international traffic from foreign carriers. The costs related to the termination of international traffic are charged to cost in the same month that the revenue is earned.

•
Other Services. We generate revenues from other services, which include among others, activation fees, equipment installation and customer premises equipment (“CPE”) for new customers as well as custom-made integrated telecommunications services to corporate customers.

Other costs and expenses related to sales and marketing, costs of leasing land related to our operations and maintenance of the network, billing, payment processing, operator services and our leasing of private circuit links are recorded as incurred.  For revenue recognition purposes we follow US GAAP.

On December 17, 2003, the SEC issued Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (SAB 104).  This bulletin summarizes the point of view of the SEC in the recognition of revenues in the financial statements according to US GAAP.  The SEC concluded that only when all the following conditions are met is revenue recognition appropriate:

(a)           there is persuasive evidence of an agreement;

(b)           the delivery was made or the services rendered;

(c)           the sales price to the purchaser is fixed or determinable;

(d)           collection is reasonably assured.

SAB 104, specifically in Topic 13A, Question 5, discusses the situation of recognizing as revenue certain non-refundable cash items. SAB 104 provides that the seller should not recognize non-refundable charges generated in certain transactions when there is continuous involvement by the vendor.

One of the examples provided by SAB 104 is activation revenues from telecommunication services.  The SAB concludes that unless the charge for the activation service is an exchange for products delivered or services rendered that represent the culmination of a separate revenue-generating process, the deferral method of revenue is appropriate.

Based on the provisions and interpretations of SAB 104, for purposes of the US GAAP reconciliation, we have deferred the activation revenues over a three-year period starting in the month such charge is originated.  This period was determined based on our experience.  The net effect of the deferral and amortization is presented in the US GAAP reconciliation presented in this document.

Estimated useful lives of plant, property and equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs, amounting in the nine-month period ending on September 30, 2007 to Ps. 1,738.1 million, or 21% of our operating costs and expenses.

The estimates are based on historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. We review estimated useful lives each year to determine whether they should be changed, and at times we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments.

Derivative financial instruments

Axtel accounts for derivatives and hedging activities in accordance with Bulletin C-10 for Mexican GAAP and FASB Statement No. 133, for US GAAP, Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which require that all derivative instruments be recorded on the balance sheet date at their respective fair values, including those derivatives embedded in financial or non financial contractual agreements.

We use financial derivative instruments in order to manage financial exposures, specially foreign exchange related, included on either recognized assets or liabilities, or exposures derived from firm commitments or highly expected forecast transactions which have not yet been recognized as assets or liabilities within our balance sheet. On the date derivatives contracts are entered into, we formally designate them into a hedging relationship, as foreign currency hedge to either mitigate the fair value risk or the variability of foreign-currency related exposures, under the corresponding fair value or through the cash flow hedge accounting model. For all hedging relationships, we formally document them, including its risk-management objective and strategy for undertaking the hedge, the hedged item, the nature of the hedge risk(s) within such hedged item, the hedge instrument and how the hedging instrument's effectiveness will be robust enough in offsetting the hedged risk on both a prospective and retrospective basis, including a description on how hedge ineffectiveness will be measured and recognized within earnings. Changes in the fair value of a derivative that is highly effective in mitigating the foreign exchange variability is recorded net of deferred taxation in the other comprehensive income section of equity. Hedge ineffectiveness is recognized in the statement of operations.

We use currency swap contracts to reduce the risk resulting from foreign exchange rate fluctuations of the Mexican Peso versus the US dollar. These currency swaps involve the exchange of cash flows originated by the exchange of currencies fluctuations. Net amounts paid or received are reflected as adjustments to interest expense within earnings.

We will discontinue hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is designated as a hedging instrument, because management determines that the designation of the derivative as a hedging instrument is no longer appropriate.

In all situations in which hedge accounting is discontinued and the derivative is retained, we continue to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings.

Inventory

We periodically examine our inventory in order to determine its obsolescence.  Based on these examinations, we might be required to establish reserves to provide for obsolescence.  To date, those circumstances have not arisen to establish such a reserve.

Doubtful Accounts

We believe that proper management of our working capital is essential to successful management of our finances generally.  For this reason, controlling and monitoring of our accounts receivable is a priority in daily financial management.  In furtherance of the above, we have established a policy of reserving for all balances over 30 days past due.

Business Combinations

Due to the recent acquisition of Avantel, we adopted Bulletin B7 of Mexican GAAP and FAS 141 which provides proper procedures that must be implemented in order to record the integration of acquired enterprises.

ITEM 3.                      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks

Our primary foreign currency exposure relates to our US dollar-denominated debt.  Most of our debt obligations at September 30, 2007 were denominated in US dollars.  Therefore, we are exposed to currency exchange rate risks that could significantly affect our ability to meet obligations since our revenues are in constant pesos. Through foreign currency and/or interest rate hedging contracts, we reduce our exposure to interest rate fluctuations and the negative impact derived from the possible devaluation of the Mexican peso to the U.S. dollar.

Prior to entering into foreign currency and/or interest rate hedging contracts, we evaluate the counterparties’ credit ratings. Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed to perform as contracted.  We do not currently anticipate non-performance by such counterparties.

On March 29, 2004, we entered into two separate derivative transactions denominated “Coupon Swap” agreements to hedge a portion of our U.S. dollar foreign exchange exposure resulting from the issuance of our US$175.0 million 11% senior notes due 2013. Under the transactions, we receive semi-annual payments based on the aggregate notional amount of US$113.8 million at an annual rate of 11%, and we will make semiannual payments calculated based on the aggregate of Ps. 1,270.0 million at an annual rate of 12.3%. Both of these transactions will terminate in December 2008.

During June 2005, we entered into two additional derivative transactions, which covered the remaining portion of our US foreign exchange exposure at the time. Under these transactions we are receiving semi-annual payments based on the aggregate notional amount of US$136.2 million at an annual rate of 11%, and we are making semiannual payments calculated based on the aggregate of Ps. 1,480.0 million at an annual rate of 12.26%. Both transactions also terminate in December 2008.

Under the transactions described above we benefit if interest rates increase, since we fixed the rate at which future interest payments are made. Conversely, if interest rates decrease, we will be negatively impacted on the mark to market of the transaction.

In February 2006, we prepaid Ps. 948.4 million (US$87.5 million) of the 11% Senior Notes due in 2013.  Resulting from this prepayment, we became overhedged by 35% until March 2007 when we entered into a synthetic reverse coupon swap transaction in which we are paying 11% on the US$ notional amount (US$87.5 million) and receiving 12.26% on the Mexican peso notional of Ps. $950.6 million. This reverse-coupon swap ends in December 2008.

Recent Events

In order to hedge the US$275.0 million exposure from the new 2017 Senior Notes program launched in February 2007, we entered into an interest only swap in which we will receive semi-annual 7.625% interest payments (the coupon rate on the notes) on US $275.0 million notional, and pay a floating rate of TIIE minus 0.025% on Ps. $3,038.8 million notional, on a monthly basis. On March 22 2007, we entered into an interest only extendible swap to fix the rate of TIIE minus 0.025% for this transaction, in order to pay, on a monthly basis, a 7.86% rate on the Ps. $3,038.8 million notional amount. This extendible swap transaction expires in February 2012, although the counterparty has the option to terminate the trade in August 2009.

For the U.S. dollar portion of the Ps. 2,240.1 million syndicated term loan, Axtel entered into a full cross currency swap, fixing principal amortizations at Ps. 11.0275 for each US$1, and the interest payments were fixed to receive 3-month LIBO Rate plus 1.5% quarterly payments on US$110.2 million notional amount, and paying, on a monthly basis, TIIE plus 1.35% on the Ps. $1,215.5 million notional amount.

On August 1, 2007, the Company canceled the interest only extendible March 22, 2007 swap and entered into a new cross-currency swap to mitigate the risk of having an interest rate exposure on the Ps. $3,038.8 million notional hedge closed on March 22, 2007. Under the new derivative, effective August 1, 2007, the Company will make semiannual payments on the Ps. $3,038.8 million notional amount at a rate of 8.54% and will receive 7.625% on the notional of US $275.0 million.

The following table provides information about the details of our derivative contracts as of September 30, 2007:

	Currencies		Interest Rates
Maturity date	Notional amount	Notional amount (nominal value)	Axtel receives	Axtel pays	Estimated fair value
December 15, 2008	U.S. $113.75	$1,270	11.00%	12.30%	U.S.$(2.5)
December 15, 2008	U.S. $136.25	$1,480	11.00%	12.26%	U.S.$(2.2)
December 15, 2008	U.S. $87.50	$950	12.26%	11.00%	U.S.$1.4
February 29, 2012	U.S. $110.23	$1,216	Libor + 1.5	TIIE +1.35	U.S.$(1.0)
February 01, 2012	U.S. $275.00	$3,039	7.86%	8.54%	U.S.$(4.5)

For the nine-months ended September 30, 2007, the change in the fair value of these contracts is an unrealized gain amount of US$23.8 million, when compared to the fair value as of December 31, 2006. This gain is recognized within the comprehensive financial result, or CIF.

The estimated fair values of derivative instruments used for the exchange of interest rates and/or currencies fluctuate over time and will be determined by future interest rates and currency prices. These values should be viewed in relation to the fair values of the underlying transactions and as part of the overall Company’s exposure to fluctuations in interest rates and foreign exchange rates.

ITEM 4.   CONTROLS AND PROCEDURES

Not applicable.

PART II - OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

Concerning the Metronet, S.A. de C.V. (“Metronet”) dispute, on July 09, 2007, the State Superior Court ruled against the Company confirming the US$5.4 million payment to Metronet. On August 08, 2007, the Company filed an injunction or "Amparo" against this resolution which is currently being reviewed by the court and pending to be resolved.

No further legal proceedings besides the update on the Metronet dispute mentioned above and those proceedings discussed on the Form 6-K filed for the three-month period ended on June 30, 2007 and Form 20-F filed for the year ended on December 31, 2006.

ITEM 1A.  RISK FACTORS

No material changes from the Form 20-F filed for the year ended on December 31, 2006

ITEM 2.  UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

No material changes from the Form 6-K filed for the three-month period ended on June 30, 2007

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES

Not applicable.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

ITEM 5.  OTHER INFORMATION

No material changes from the Form 6-K filed for the three-month period ended on June 30, 2007

ITEM 6.  EXHIBITS AND REPORTS

No material changes from the Form 6-K filed for the three-month period ended on June 30, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Axtel, S.A.B. de C.V. By: /s/ Patricio Jimenez Barrera Patricio Jimenez Barrera Chief Financial Officer
Date: November 14, 2007